UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 20-F
AMENDMENT NO. 3
[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ________ Commission file number ___________

J-Pacific Gold Inc. (Exact name of Registrant as specified in its charter)

_______________British Columbia, Canada_______________ (Jurisdiction of incorporation or organization)

Suite 1440, 1166 Alberni Street, Vancouver, B.C. CANADA V6E 3Z3 (Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 33,494,325

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. Yes ___ No xxx

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 xxx Item 18 ___

Index to Exhibits on Page 69

J-PACIFIC GOLD INC.
FORM 20-F REGISTRATION STATEMENT
TABLE OF CONTENTS
page 2

TECHNICAL GLOSSARY AND ABBREVIATIONS

Adits:
Nearly horizontal tunnel from the surface by which a mine is entered and rock and ore is removed.
Alteration systems, Altered:
Zone within which rock-forming minerals have been chemically changed.
Andularia:
A type of potassium feldspar formed at low temperature.
Antimony:
A white, crystalline metallic element.
Argillic alteration, Argillization:
Refers to the product of alteration and infers a rock of high clay content.
Arsenic:
A greyish white lustrous metallic element.
Au:
Chemical symbol for gold.
Barite:
Mineral composed of barium sulphate characterized by high specific gravity (density).
Breccia:
Rock consisting of angular fragments in a finer grained matrix, distinct from conglomerate.
Calcite:
Mineral composed of calcium carbonate.
Carbonate:
Group of minerals the most common of which contain calcium and magnesium.
Chalcopyrite:
A mineral CuFeS2 - copper pyrites, an important ore of copper.
Cherts:
Sedimentary rocks composed of very fine grained silica of organic and inorganic origin.
Clastic:
Refers to rocks formed from fragments of pre-existing rocks by processes of weathering and erosion.
Copper:
A reddish, ductile and conductive element (base metal) .
Crystalline:
Mineral with obvious crystal structure.
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Cu:
Chemical symbol for copper.
Deposits:
An accumulation of potentially economic minerals.
Diamond Drilling:
Rotary drilling using diamond-impregnated bits, to produce a solid continuous core sample of the rock.
Dilation:
A process of widening and pulling apart of an area of rock.
Dilantant Tension Fractures:
Fractures caused by extensional forces in rocks.
Diorite, Dioritic:
An igneous intrusive rock composed primarily of plagioclase feldspar, biotite, pyroxene and or hornblende sometimes with small amounts of quartz.
Disseminated:
Fine particles of the ore mineral dispersed through the enclosing rock.
Drifting:
The process whereby mining takes place along a mineralized structure such as a vein.
Drilling:
A method of obtaining sub surface rock samples using a rotary drill.
Dykes (Dikes):
Tabular intrusive bodies of igneous rock that cuts across bedding or fabric of rocks.
Electrum:
A pale yellow to whitish mineral composed of gold and silver.
Epithermal:
A term referring to low temperature hydrothermal processes. Commonly describes vein type deposits.
Extrusions:
Term applied to igneous rocks that have flowed out on surface of the earth (i.e. lava).
Faults:
A fracture in rocks on which there has been movement on one of the sides relative to the other.
page 4

Felsic:
Acronym derived from feldspar and silica and often is used to describe rocks composed of light coloured minerals.
Gangue:
Part of a mineral deposit from which metal or metals are not extracted. (i.e. quartz is often the gangue mineral in vein deposits).
Geochemical:
Prospecting techniques that measure the content of certain metals in soils sediments and rocks and define anomalies for further testing.
Geological:
Pertaining to the study of the earth.
Geophysical Survey:
The exploration of an area in which the geophysical properties and relationships unique to an area are mapped by various geophysical methods.
Gold:
A yellow, high density precious metal.
Granitic:
Refers to coarse grained igneous rocks composed of feldspar, quartz and very commonly mica.
Grass-Roots:
Term given to early stage mineral exploration.
Hydrothermal:
Processes associated with igneous activity which involve heated water. Two such processes are responsible for alteration and mineral deposition.
Intrusions:
Bodies of igneous rocks that have forced their way into pre-existing rocks.
Jasperoid:
Refers to rocks comprised if very fine grained silica.
Km:
Kilometre(s).
Lead:
A grey, high density (base) metal.
Limestone:
A sedimentary rock consisting chiefly of calcium carbonate.
Low Sulphidation:
Refers to mineralising fluids with a low sulphur content.
oz:
Troy ounces.
page 5

Mafic:
Refers to rocks comprised of magnesium and iron silicate minerals.
Metallic:
Of or belonging to metals, containing metals, more particularly the metals that are the object of mining.
Metallurgical:
The application of the science of preparing and extracting metals from their ores.
Metamorphosed Greenstones:
 Rocks that have been changed by low grade metamorphic processes and generally have a green colour due to green metamorphic minerals.
Mica:
Silicate minerals that have a platy or sheeted crystal form.
Microcrystalline:
Term applied where individual crystals can only be seen as such under the microscope.
Minerals:
Naturally occurring elements or compounds.
Molybdenum:
A base metal.
Mercury:
A dense metal that is liquid above -38.9 degrees C.
Natural Resources:
Resources provided by nature.
Net Smelter Royalty:
Royalty paid for metal mining after all expenses have been deducted.
opt:
Ounces per ton.
Placer:
Term used to describe concentrations of heavy minerals (i.e. gold) in unconsolidated sediments in creeks, rivers or beaches.
Porphyry, Porphyries:
Disseminated minerals in a large body of rock. In the commercial sense the term is not restricted to ore in porphyry but is applied to deposits characterised by huge size uniform dissemination and low average metal content.
Portal:
The entrance to an adit.
Prospecting:
The act of exploring for valuable minerals.
Prospects:
A geologic anomaly or area of known mineralization where further exploratory work is required to evaluate its economic potential.
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Pyrite:
composed of iron and sulphur. Commonly known as "fool's gold".
Quartz:
A common rock forming mineral composed of silica and oxygen.
Rhyolite:
The fine grained extrusive equivalent of granite.
Roof Pendants:
Bodies of rock that have become enveloped by igneous rocks such as granite.
Rusty Faults:
Fault that is stained yellowish or orange due to the oxidation of iron sulphide minerals such as pyrite.
Sediments:
Rocks formed by transportation of particles by air, water or ice.
Sericite:
Term given to fine grained, light coloured mica.
Serpentinite:
A rock comprised of serpentine that is derived from the hydrothermal alteration of ultrabasic rocks (dark colored iron-magnesium silicate rocks).
Shear:
A term applied to planes of deformation where one part of a rock body is moved relative to another.
Silicate:
The most common group of compounds in the earths crust that are comprised of silica and oxygen combined with a variety of other elements such as calcium, magnesium, potassium and iron.
Silicified:
Referring to rocks in which a significant proportion of the original constituent minerals have been replaced by silica.
Siltstones:
A type of sedimentary rock comprised of very fine grained particles.
Silver:
A grey metallic native (precious) metal.
Slickensides:
Polished rock surfaces that display scratches or grooves such as along faults or shears.
Stockwork, Stockworking:
A solid mass of rock impregnated by small numerous irregular veins.
Strike:
The direction in which a horizontal line can be drawn on a plane or bearing of the outcrop of an inclined bed or structure on a level surface.
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Structure,Structures:
The relationship between different parts of a rock. Examples include bedding, folding, faulting.
Sulphidation:
Term applied to the amount of sulphur within a mineral and alteration system.
Sulphide:
A group of minerals in which one or more metals is found in combination with sulphur.
Surface trenching:
A prospecting method that employs the stripping of surface soil or other loose material from bedrock.
Tailings:
Those portions of washed or processed ore that are regarded as too low grade and uneconomical to be treated further.
Trenches:
Elongate excavated open cuts made to examine and sample bedrock and/or mineralization.
Tension Fractures:
A joint which opens in rocks as a result of tensional forces during deformation.
Ultramafic:
A term applied to rocks comprised of predominantly dark colored iron and magnesium silicate minerals.
Vein Systems:
AAn area or zone of generally narrow, elongate, mineralised bodies often formed by hydrothermal processes.
Veinlets:
Term used for very small veins.
Veins:
Tabular or sheet-like bodies of minerals which have been formed by hydrothermal fluids moving through a system of fractures or openings in rocks.
Volcanic Flow Rock:
Term applied to rocks which flow out onto the surface of the earth.
Volcanics:
General term given to rocks of volcanic origin.
Volcaniclastic:
Term used for rocks that are made up of rock fragments of volcanic origin. Can be of explosive or sedimentary origin.
Vinini:
Name of a particular sequence of rocks in Nevada.
Vugs:
A cavity in a rock usually lined with crystalline minerals.
Zinc:
A bluish-white metallic element (base metal).
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INTRODUCTION

J-Pacific Gold Inc. was organized under the laws of British Columbia, Canada. In this Registration Statement, the "Company", "we," "our" and "us" refers to J-Pacific Gold Inc. (unless the context otherwise requires). We have prepared this Registration Statement on the basis of information that we have or that we have obtained from sources we believe to be reliable. Summary discussions of documents referred to in this Registration Statement may not be complete and we refer you to the actual documents for more complete information. Our principal corporate offices are located at Suite 1440, 1166 Alberni Street, Vancouver, B.C. CANADA V6E 3Z3. Our telephone number is 604-684-6677.

BUSINESS OF J-PACIFIC GOLD INC.

The Company is an exploration stage company that acquires and explores natural resource properties. At present, the Company is involved in exploration work in the both Canada and the United States. No known bodies of commercial ore or economic deposits have been established on any of the Company's natural resource properties and further exploration is required before a final evaluation as to the economic and legal feasibility is determined.

FINANCIAL AND OTHER INFORMATION
In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars ("CDN$" or "$"). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS
This Registration Statement includes forward-looking statements, principally in ITEM #4, "Information on the Company" and ITEM #5, "Operating and Financial Review and Prospects". We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward- looking statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this Registration Statement under ITEM #3, "Key Information, Risk Factors" and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

The words "believe", "may", "will", "estimate", "continue", "anticipate", "intend", "expect", and similar words are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Registration Statement might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.
page 9

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1. Directors
Table No. 1 lists, as of 6/30/2003, the names of the Directors of the Company.

Table No. 1 Directors
Name			Age	Date First Elected/Appointed
Nicholas T. Ferris	(1)	(2)	44	February 1, 2000
D'Arcy Adam	(1)	(3)	50	April 18, 2000
Kazuo Shuto		(4)	65	June 15, 2001
Driffield Cameron		(5)	55	April 12, 2001
John Mesrobian, Esq.	(1)	(6)	51	February 1, 2002
Ralph Braun		(7)	38	April 1, 2001
Manabu Kameda		(8)	35	May 16, 2003

(1) Member of Audit Committee.
(2) Business Address: Suite 1440 - 1166 Alberni Street, Vancouver, B.C. V6E 3Z6
(3) Business Address: 301 Stewardson Way, New Westminster, B.C. V3M 2A5
(4) Business Address: 3-6-9 Kita Shinagawa, Shinagawa-ku, Tokyo 140-0001
(5) Business Address: 1700-155 University Avenue, Toronto, Ontario M5H 3B7
(6) Business Address: 220 Charleston Place, Williamsburg, Virginia 23185
(7) Business Address: Suite 1440 - 1166 Alberni Street, Vancouver, B.C. V6E 3Z6
(8) Business Address: 3-6-9 Kita Shinagawa, Shinagawa-ku, Tokyo 140-0001

1.A.2. Senior Management
Table No. 2 lists, as of 6/30/2003, the names of the Senior Management of the Company. The Senior Management serves at the pleasure of the Board of Directors.
Table No. 2 Senior Management
Name			Position	Age	Date of First Appointment
Nicholas Ferris	(1)	(4)	President/CEO	44	February 1, 2000
Ralph Braun	(2)	(4)	CFO	38	April 1, 2001
Cheri Pedersen	(3)	(4)	Secretary	49	June 8, 2000

(1) He spends 100% of his time on the affairs of the Company.
(2) He spends 50% of his time on the affairs of the Company.
(3) She spends 5% of her time on the affairs of the Company
(4) Business Address: c/o J-Pacific Gold Inc. 1440 - 1166 Alberni Street Vancouver, B.C. V6E 3Z6

page 10

Nicholas Ferris's business functions, as President/CEO, include overall management of the Company including setting policy/procedures and the annual budget, control and approval of major expenditures, negotiation of major contracts/agreements with third parties, supervision of staff including performance reviews and related matters, and reporting to the Board of Directors. In addition, he manages the Company's project development program, investor relations program and corporate finance efforts.

Ralph Braun's business functions, as Chief Financial Officer, includes fiscal management of the Company.

Cheri Pedersen's business functions, as Corporate Secretary, include: ensuring the Company's compliance with all statutory and regulatory requirements and managing administrative functions at the corporate headquarters.

1.B. Advisors
The Company's banker is the Bank of Montreal located at 595 Burrard Street, Vancouver, British Columbia V7X 1L7. The telephone number for the Bank of Montreal is 604-665-7506 and the contact person is Muriel Pru'd Homme. The Company's legal counsel is DuMoulin Black located at 595 Howe Street, 10th Floor, Vancouver, B.C. CANADA V6C 2T5. The telephone number of the Company's legal counsel is 604-687-1224 and the contact person is Cheri Pedersen.

1.C. Auditors
The Company's auditors for its financial statements for each of the preceding two years was Morgan & Company, Chartered Accountants. Morgan & Company is located at 700 West Georgia Street, Suite 1488, Vancouver, B.C. CANADA V7Y 1A1. Morgan & Company is licensed to practice in British Columbia by the Institute of Chartered Accountants.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.
--- No Disclosure Necessary ---

ITEM 3. KEY INFORMATION.

3.A.1. Selected Financial Data
3.A.2. Selected Financial Data
The selected financial data of the Company for Fiscal 2002 and 2001, ended December 31st was derived from the financial statements of the Company which have been audited by Morgan & Company, Chartered Accountants, as indicated in their auditors report which is included elsewhere in this Registration Statement. The selected financial data set forth for Fiscal 2000, 1999 and Fiscal 1998 ended December 31st is derived from the Company's audited consolidated financial statements, not included herein. The selected financial data set forth for the first quarter ended March 31, 2003 was derived from unaudited financial statements.

The selected financial data should be read in conjunction with the consolidated financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Table No. 3 is derived from the consolidated financial statements of the Company, which have been prepared in accordance with United States Generally Accepted Accounting Principles (GAAP).
page 11

Table No. 3 Selected Financial Data (CDN$ in 000, except per share data)
	Quarter Ended 3/31/03	Quarter Ended 3/31/02	Year Ended 12/21/02	Year Ended 12/21/01	Year Ended 12/21/00	Year Ended 12/21/99	Year Ended 12/21/98
Revenue	Nil	Nil	Nil	Nil	Nil	$1,252	Nil
Net Income (Loss)	(159)	(120)	(1,210)	(645)	(752)	(4,949)	(2)
(Loss) per Share	<($0.01)	<($0.01)	($0.04)	($0.03)	($0.03)	($0.23)	($0.01)
Dividends Per Share	0	0	0	0	0	0	0
Wtg. Avg. Shares (000)	32,400	30,118	31,172	24,419	23,100	21,616	16,360

Working Capital	537	259	156	(8)	(29)	11	1,101
Long Term Debt	184	101	188	100	635	191	289
Shareholders' Equity	1,184	969	793	696	108	826	4,830
Total Assets	1,481	1,211	1,194	969	910	1,416	5,951

3.A.3. Exchange Rates
Table No. 4 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended December 31st, the average rates for the period, and the range of high and low rates for the period. Exchange rates are also disclosed for the preceding eight fiscal quarters and the most recent six monthly periods.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.
page 12

Table No. 4 U.S. Dollar/Canadian Dollar
	Average	High	Low	Close
June 2003	$1.35	$1.37	$1.33	$1.36
May 2003	$1.38	$1.42	$1.34	$1.37
April 2003	$1.46	$1.48	$1.43	$1.43
March 2003	$1.48	$1.49	$1.47	$1.47
February 2003	$1.51	$1.53	$1.49	$1.51
January 2003	$1.54	$1.58	$1.52	$1.53
December 2002	$1.56	$1.58	$1.55	$1.58
November 2002	$1.57	$1.59	$1.55	$1.57
October 2002	$1.58	$1.59	$1.56	$1.56
September 2002	$1.58	$1.59	$1.55	$1.59

Three Months Ended 12/31/02	$1.57	$1.59	$1.55	$1.58
Three Months Ended 9/30/02	$1.58	$1.60	$1.51	$1.59
Three Months Ended 6/30/02	$1.54	$1.60	$1.51	$1.52
Three Months Ended 3/31/02	$1.60	$1.61	$1.58	$1.60
Three Months Ended 12/31/01	$1.58	$1.60	$1.56	$1.59
Three Months Ended 9/30/01	$1.55	$1.58	$1.51	$1.58
Three Months Ended 6/30/01	$1.54	$1.58	$1.51	$1.52
Three Months Ended 3/31/01	$1.53	$1.58	$1.49	$1.58

Fiscal Year Ended 12/31/02	$1.57	$1.61	$1.51	$1.52
Fiscal Year Ended 12/31/01	$1.55	$1.60	$1.49	$1.59
Fiscal Year Ended 12/31/00	$1.50	$1.56	$1.44	$1.50
Fiscal Year Ended 12/31/99	$1.49	$1.53	$1.44	$1.44
Fiscal Year Ended 12/31/98	$1.49	$1.57	$1.41	$1.54

The exchange rate was 1.36 on June 30, 2003.
page 13

3.B. Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 6/30/2003. There have been no material changes since that date.

Table No. 5 Capitalization and Indebtedness June 30, 2003
Shareholders' Equity: Common Shares, no par value; 100,000,000 common shares authorized	Number of Shares	Capitalization
Common shares issued and outstanding	35,225,992	$7,045,198
Stock Options Outstanding	2,875,000	$0
Warrants Outstanding	4,948,499	$0
Capital Leases	Nil	Nil
Guaranteed Debt	Nil	Nil
Secured Debt	Nil	Nil

3.C. Reasons For The Offer And Use Of Proceeds
--- No Disclosure Necessary ---

3.D Risk Factors

Unsuccessful Exploration Efforts By J-Pacific Gold Personnel Could Result In a Cessation of Operations by Company:

The expenditures to be made by the Company in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable ore deposits and this occurrence could force J-Pacific Gold to cease operations.

J-Pacific Gold Has No Reserves on the Properties in Which It Has an Interest:

The properties in which J-Pacific Gold has an interest or the concessions in which the Company has the right to earn an interest are in the exploratory stage only and are without a known body of ore. Properties on which Company personnel do not find mineral reserves will have to be discarded causing the Company to write each respective property off resulting in unrecoverable expenses.

There is No Guarantee of Clear Title to Any of the Exploration Properties to which J-Pacific Gold Has an Interest:

Unregistered agreements or unregistered transfers of title could cause J-Pacific Gold To forfeit its interests in one or more of its property interests.
page 14

Mineral Prices May Not Support Corporate Profit for J-Pacific Gold:

The resource exploration industry is intensely competitive and even if commercial quantities of mineral resources are developed (which is not guaranteed), a profitable market may not exist for the sale of same. If a profitable market does not exist the Company could have to cease operations.

J-Pacific Gold Has No Positive Cash Flow and No History of Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations:

None of the Company's properties have advanced to the commercial production stage and the Company has no history of earnings or positive cash flow from operations. The cumulative loss since the Company's inception of the development stage, according to U.S. GAAP, is ($11,350,017) as at December 31, 2003 and ($11,509,377) as at March 31, 2003. The Company does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the Company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

The Expense of Meeting Environmental Regulations Could Cause a Significantly Negative Effect on J-Pacific Gold:

The current and anticipated future operations of the Company, including further exploration activities require permits from various Canadian Federal and Provincial governmental authorities. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could cause increases in capital expenditures which could result in a cessation of operations by the Company.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.
Large increases in capital expenditures resulting from any of the above factors could force J-Pacific Gold to cease operations.

Operating Hazards and Risks Associated with the Mining Industry Could Result in Significant and Large Expenditures By J-Pacific Gold Which Could Force Cessation of Operations

Resource exploration activities generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of exploration facilities, damage to life and property, environmental damage and legal liability for any or all damage. The Company may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company's perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force the Company to cease operations.
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There is the Possibility of Significant Dilution to the Present and Prospective Shareholders of J-Pacific Gold:

The Company's plan of operation, in part, contemplates the accomplishment of business negotiations by the issuance of cash, securities of the Company, or a combination of the two, and possibly, incurring debt. Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock.

J-Pacific Gold currently has 2,875,000 share purchase options outstanding and 4,948,499 share purchase warrants outstanding. If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 35,225,992 to 43,049,421. This represents an increase of 22.2% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

The Risks Associated with Penny Stock Classification Could Negatively Affect the Marketability of the Common Stock of J-Pacific Gold And Shareholders Could Find It Difficult to Sell Their Stock:

The Company's stock is subject to "penny stock" rules as defined in 1934 Securities and Exchange Act rule 3a51-1. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The Company's common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker- dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company's common shares in the United States and shareholders may find it more difficult to sell their shares.
page 16

The Company is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations:

The Company strongly depends on the business and technical expertise of its management and key personnel. There is little possibility that this dependence will decrease in the near term. As the Company's operations expand, additional general management resources will be required, especially since the Company encounters risks that are inherent in doing business in several countries. The Company is dependent, in particular, on its President Mr. Nicholas T. Ferris. Key man life insurance is not in place on Mr. Ferris.

J-Pacific Gold Has Limited Financial Resources and Without the Addition of Additional Capital May Not Be Able to Continue in Operation

The Company has limited financial resources and, if the business does not become profitable or is unable to raise sufficient funds to sustain, continue or expand its business, it would have to cease operations. Our auditors have stated in our audited financial statements that we may be unable to continue operations as a going concern.

It is Difficult for U.S. Investors to Effect Service of Process Against the Company

The Company is incorporated under the laws of Canada. The Company's directors and officers are residents of Canada and a substantial portion of the Company's assets are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process in the United States upon the Company's directors and officers or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

J-Pacific Gold has $175,000 in Cash Deposited in a Bank Which Is In Excess of that Financial Institution's Deposit Insurance and If the Bank Were to Fail, J-Pacific Could Forfeit the Cash.

Canadian federal insurance protects cash held on deposit in Canadian federally insured banks. The limit on this insurance is $60,000 per deposit. The Company has $175,000 in excess of this amount on deposit with Bank of Montreal and should the bank fail, J-Pacific Gold could lose this money.

J-Pacific Gold is Involved in Exploration Projects in the United States and, As Such, is Subject to the Risk of Currency Fluctuations Between the Canadian Dollar and the U.S. Dollar Whereby the Canadian Dollar Decreases in Value

If the Canadian Dollar should decrease in value relative to the U.S. Dollar, the costs, in Canadian Dollars, to J-Pacific Gold of doing work in the United States would become higher and have a negative effect on the operations of the Company.

page 17

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

The Company's executive office is located at:
Suite 1440, 1166 Alberni Street,
Vancouver, British Columbia
V6E 3Z6 CANADA
Telephone: (604) 684-6677
Facsimile: (604) 684-6678
E-Mail: ir@jpgold.com
Website: www.jpgold.com

The contact person in Vancouver is Nicholas T. Ferris, President.

The Company's fiscal year ends December 31st.

The Company has 100,000,000 common shares without par value authorized. At 12/31/2002, the end of the Company's most recent fiscal year, there were 33,494,325 common shares issued and outstanding.

History and Development
J-Pacific Gold Inc. (the "Company" or "J-Pacific") was incorporated under the laws of British Columbia, Canada on February 8, 1990 under the name of Claimstaker Resources Ltd., and changed its name to J-Pacific Gold Inc. on September 5, 2001.

J-Pacific Gold Inc. has a 50% incorporated joint-venture partnership interest, two wholly-owned subsidiaries, and a third subsidiary wholly owned by a wholly owned subsidiary of the Company:

a.) No. 75 Corporate Ventures Inc., incorporated in British Columbia, the 50% joint-venture partnership interest in British Columbia;
b.) Equinox Resources (Calif) Inc., incorporated in the state of California, and is wholly owned by the Company;
c.) Auric Resources Inc., incorporated in the state of Nevada, and is wholly owned by the Company;
d.) Golden Trend Resources Inc., incorporated in the state of Nevada, which is the wholly owned subsidiary of the Company's wholly owned subsidiary, Auric Resources Inc.

Exploration and Evaluation Expenditures
 During the years ended 1998 through 2002, the Company spent the following amounts on exploration and evaluation expenditures:

1998: $153,180
1999: $168,158
2000: $151,116
2001: $49,212
2002: $588,274

Business Overview
The Company is an exploration stage Company that acquires and explores natural resource properties. At present, the Company is involved in exploration work in the both Canada and the United States. No known bodies of commercial ore or economic deposits have been established on any of the Company's natural resource properties and further exploration is required before a final evaluation as to the economic and legal feasibility is determined.

The Company either directly or through joint venture partnerships, holds interests in several gold-silver metal properties in Canada and the United States. The Company currently has two key projects: the Blackdome Gold Mine ("Blackdome"), an exploration property located in the Province of British Columbia, Canada, and the Zenda Gold Mine ("Zenda"), an exploration property located in the State of California, USA. The Company recently acquired the Elizabeth Project, an early stage exploration project located approximately 20 kilometres south of Blackdome. As well, the Company acquired through staking the Blackdome South Project, which is contiguous to the south of Blackdome. In addition to these, the Company has assembled a number of early-stage, drill-ready exploration projects located in the State of Nevada including the Golden Trend Project, the Callaghan Project, the RC Project, and the HC Project.

The Company has developed a business relationship with Jipangu Inc. ("Jipangu") of Tokyo, Japan (controlled by Tamisuke Matsufuji). Through share purchases and private placements in 1998, 1999, 2001 and 2002, Jipangu has become the Company's largest shareholder. The affiliation with Jipangu has provided J-Pacific with the opportunity to utilize Jipangu's financial expertise and access to low-cost capital to grow its asset base.

J-Pacific's strategy in 1998 and 1999 was focused on bringing the Blackdome and Zenda mining projects into production. Production at Blackdome commenced in November of 1998, but was halted in May of 1999 due to the prevailing low price of gold. Also in 1999, J-Pacific completed a reverse-circulation exploration drill program at the Golden Trend project that returned high arsenic and anomalous gold values.

In 2000, the Company went through an extensive restructuring and cost reduction program due to the deep depression in the gold mining and exploration industry and the closing of Blackdome. As a part of the process, the Company divested three early-stage exploration projects, namely, Los Hilos (Mexico), Warrior Extension (Nevada) and BRU-Lovie (Nevada).

In 2001, J-Pacific commissioned Steffen Robertson and Kirsten (Canada) Inc. ("SRK") of Vancouver, British Columbia, to complete a geological modeling and resource estimate of the Blackdome property. SRK concluded that there is significant potential for the discovery of new mineable ore bodies.

In 2002, the Company acquired the Callaghan, RC and HC gold exploration projects in the State of Nevada, USA, along with the Elizabeth and Blackdome South exploration projects located in the Province of British Columbia. During 2002, J-Pacific completed a drill/sampling program of the tailings facility at Blackdome, a drill/sampling and geochemical program at Elizabeth and a geological reconnaissance program at Blackdome South. At December 31, 2002, the Company wrote-off the value of the Alwin Copper Property in British Columbia.

Plan of Operations
The Company had on hand, at December 31, 2002, working capital of $155,633. Subsequent to this date, the Company completed private placement financings in the amounts of $400,000 on January 24, 2003 and $150,000 with Jipangu Inc. on January 31, 2003. The Company estimates general corporate working capital needs of $450,000 for the period.

United States vs. Foreign Sales/Assets
The Company has generated no sales revenue.

At 12/31/2002:
$981 of the Company's assets were located in the United States; and,
$1,193,256 of the Company's assets were located in Canada.

At 12/31/2001:
$8,531 of the Company's assets were located in the United States; and,
$960,004 of the Company's assets were located in Canada.

Seasonality
Dependency upon Patents/Licenses/Contracts/Processes
Sources/Availability of Raw Materials
Material Effects of Government Regulations
--- No Disclosure Necessary ---

4.C. Organization Structure
 The Company is not part of a "group". Please refer to History and Development section on Page 18.

4.D. Property, Plant and Equipment
The Company's executive offices are located in rented premises of approximately 1000 sq. ft. at Suite 1440, 1166 Alberni Street, Vancouver, B.C. CANADA V6E 3Z6. The Company began occupying these facilities in May 1997. The Company is currently paying $3,000.00 per month as rent for our executive offices.
page 19
Mineral Property Interests

DESCRIPTION OF PROPERTIES: (Canada)

British Columbia

YUKON
ALASKA
PACIFIC
OCEAN
ALBERTA
U. S. A.
Queen
Charlotte
Islands
Vancouver
Island
Vancouver
Blackdome
Gold Mine
Blackdome South
Property
Elizabeth
Project
Truax
Property

J-PACIFIC GOLD INC.

Index Map of British Columbia

Showing the Location of the

British Columbia Properties

Drawn by E.G.
Modified by K.S.

Map 1

page 20

Blackdome Gold Mine, British Columbia

The Blackdome Gold Mine is currently an advanced exploration project with a drill inferred mineral resource and significant engineering studies completed. At present there are no known reserves on the property. Commercial production of gold from high grade veins and structures occurred in the 1980s and early 1990s. All the facilities remain on site and are in good condition to recommence operations. The Company is attempting to identify additional resources.

Location, Access and Ownership

The property is located approximately 250 kilometres north of Vancouver, B.C., and 70 kilometres west- northwest of the town of Clinton, B.C. Road access to the property is provided by gravel road, westerly from Highway 97, 16km north of Clinton. This road crosses the Fraser River at the Gang Ranch, 116km west of Hwy 97. From the Gang Ranch Bridge, an additional 40 kilometres of road leads to Blackdome Mountain and the claims (see Map 1).

The property consists of 39 mineral claims totaling 276 claim units, ten crown- granted mineral claims and two mining leases. Total area of the property is approximately 8050 hectares.

The property is 100% owned by, and recorded in the name of, No. 75 Corporate Ventures Ltd., which is owned equally by the Company (50%), and Jipangu Inc. (50%).

The property is permitted for mine production, processing, development, and general exploration under the terms and conditions of the Mines Act, Permit M- 171, issued by the Ministry of Energy and Mines of British Columbia and of the Waste Management Act, Permit PE 7378, issued by the Ministry of Environment and Lands of British Columbia. The Company posted a $100,000 bond in compliance with these permits. These permits subject the Company to various mine, plant, waste dump, wastewater and tailings liabilities. Prior to abandonment of the site, reclamation requirements to decommission all tailings and waste dumps, fluid discharge, removal of all plant and equipment, and restoration of the site to an acceptable standard and level of safety will be required prior to the release of the bond.

Any future mine production and related mineral processing would be subject to the submission and approval of a new Plan of Operations. This would include required application for renewal of appropriate water, explosive handling, timber cutting, water and waste monitoring, and gas operating licenses being submitted and approved.

History

The Blackdome property was initially located by an individual prospector in 1947. In 1953 Empire Valley Gold Mines Ltd. gained control of the property and six adjacent placer leases on Fairless Creek. Empire completed road building, underground exploration and trenching which exposed several gold bearing veins. The property was optioned by Silver Standard Mines Ltd. in 1953, who completed additional drilling and trenching. This work extended the exposure of previously identified veins. A short landing strip was also constructed. In 1977 the property came under the control of Barrier Reef Resources Ltd. who completed extensive geological mapping, geochemistry and geophysical surveys as well as limited diamond drilling. This work was continued in 1979 by Blackdome Exploration Ltd, a company formed by the various stakeholders in the project. In 1982 the project was optioned to a subsidiary of Noranda Exploration Company who completed additional mapping, sampling and geophysical work. In addition, Noranda conducted extensive diamond drilling and underground drifting. In 1983 the property was returned to Blackdome Exploration Ltd. and in 1984 a positive production decision was reached.

The Blackdome Gold Mine began commercial production in 1986 and continued to 1991 during which time it recovered 240,000 ounces of gold from 371,950 tons of ore. In 1994 the property was acquired by Claimstaker Resources Ltd. and following additional underground work and diamond drilling the mine was returned to production in 1998 under a 50/50 joint venture with Jipangu, a private Japanese company. Production ceased in 1999 due to the declining price of gold and has been on care and maintenance since that time. The carrying value of the operation was written down to reflect impairment with the cessation of operations. The carrying value currently represents plant and equipment (mill, machinery, tailings facility, and camp). No intangible items are capitalized in the carrying value of plant and equipment.

page 21

Geology and Mineralization

The area of the Blackdome property is underlain by a sequence of Early - Middle Tertiary (60 to 30 million year old) felsic/intermediate volcanic rocks and associated volcaniclastic sediments cut by small intermediate to mafic dykes. The rocks strike north- northeast with shallow, 10-20 degree dips to the southeast.

Northerly trending tension fractures are the locus of epithermal precious metal- bearing veins and structures. Minor normal faulting occurs throughout the area.

The vein systems at Blackdome have been formed by the infilling of dilatant tensional fractures, breccia zones and shears. Typical veins contain both non-ore (gangue) and ore minerals. Gangue minerals are dominantly quartz, adularia, calcite and various alteration related clay minerals. Ore minerals consists of native gold, electrum, native silver and various silver minerals.

Three stages of mineralization have been identified: a pre-ore stage, an ore stage, and a post-ore stage. The pre-ore stage consists of massive crystalline quartz lining veinlets and vein walls. The ore stage is dominated by the deposition of quartz, adularia, and other minor silicate phases, along with sulphides and precious metal minerals. During ore-stage mineralization native gold was deposited as minute, isolated grains of different sizes in tiny veinlets of pyrite and primarily within grains of silver minerals. Gold also occurs as free gold in vugs and appears to be closely associated with clays. The post-ore stage consists dominantly of calcite occurring as intergrowths with quartz and adularia.

Inferred Mineral Resources

Currently there are no gold resources or reserves at Blackdome. Several inferred mineral resource estimates have been derived since the Company acquired the project in 1994. However, previously calculated reserves and resources are no longer current and a prefeasibility study will be required to determine whether or not any of the known mineralization can be reported. The cost of the prefeasibility study will depend upon the size of any resource discovered and the type of mining and processing proposed. The cost of a prefeasibility study can range from a few tens of thousands of dollars to over one hundred thousand dollars.

Recent Work on the Property

In 2001 the Company commissioned a study of the Blackdome Property entitled, "Geological Modeling and Preliminary Review of the Resource Estimate for the Blackdome Gold-Silver Property" November 2001, (The SRK Report) to evaluate the exploration potential of the property and the economic viability of the Inferred Resource. The report identifies four High Priority Targets, which are summarized as follows:

1) The intersection of #1 and #2 Veins. This intersection has never been tested as it is projected to occur below the current depth of mining. As both veins are important mineral bearing structures, the projected intersection is an important location for future exploration.

2) Southern extension of Vein #1. The existing maps suggest an abrupt termination of this structure, with little effort having been given to resolving the reason for termination. In the southern portion of the Blackdome property cross-faulting is evident. The SRK model suggests that the structure hosting the #1 vein may actually be continuous through a "fault jog" (i.e. a bend) in the structure.

3) # 1 Hanging Wall Tension Veins.

4) Watson and Southwest Connector Veins.

During the period March 25th to April 4th, 2002 a drill- sampling program was completed on the Blackdome Mine tailings facility (51 holes, producing 266 samples). The primary objectives were to determine the gold content of the tailings and provide material for metallurgical testing. This work demonstrated that the gold content of the tailings is anomalous with the "uncut" weighted, average of all samples being 1.89 gm/tonne.

Three distinct areas of high gold content have been outlined by the Company as areas of further interest. If feasible, the tailings would be subjected to further gold extraction and then used for underground backfilling.
page 22

Recommendations

Further exploration is recommended in the areas identified in the SRK Report. The Company estimates the cost of this exploration program to be $1,000,000.

The mineral content of the tailings remains of interest. Management intends that representative sections of the high gold content areas be submitted for metallurgical study. This will determine both the optimal treatment method and gold recovery rates. Estimated costs of initial pre-feasibility, engineering and permitting studies are $50,000.

The Blackdome South Property, British Columbia

The Blackdome South property is a very early exploration stage project that was recently acquired by the Company. There are no gold resources established at this time.

Location and Ownership and Access

In 2002, the Company located 54 claims (341 claim units), tied on to the southern boundary of the Blackdome Mine property. All claims are 100% owned by the Company.

Please refer to Blackdome Gold mine section on page 21. (see Map 1).

In British Columbia, the Company's projects are subject to the permitting and bonding requirements of the property conforms to the Mineral Exploration Code of the British Columbia Ministry of Energy and Mines (BCMEM). These requirements are dependent on the extent of the work to be done. J-Pacific has not yet proposed any work that would require bonding and permitting, but prior to commencing such activities the Company must obtain approval from the BCMEM. In addition the Company may be required to post a bond in an amount acceptable to the BCMEM. The Company will comply with these requirements at such time as a program of work is proposed.

History, Geology, and Mineralization

The first known claims on what is now the Blackdome South property were located in 1980. Throughout the 1980's portions of the property were controlled by a numerous small companies who completed localized geochemical and geophysical surveys and geological mapping. No drilling has been done on the property. In 2001 the Company acquired the project area by staking. For descriptions of the Geology and Mineralization at Blackdome South see the Geology and Mineralization sections - Blackdome Gold Mine description on page 22)

page 23

Recent Work

The property was acquired by the Company on the basis of its proximity to the Blackdome Mine, the reported occurrence of a similar structural and stratigraphic setting and the reported occurrence of alteration and mineralization typical of vein systems such as those at Blackdome.

During the fall of 2002, the Company commissioned extensive geologic reconnaissance and data compilation covering much of the Blackdome South property holding. This work has verified the existence of a geologic setting similar to that at the Blackdome Mine, and has identified one area of immediate interest based on previous geologic mapping and geochemical sampling.

Recommendations

In 2003, the Company plans to carry out detailed mapping, sampling and trenching in the currently identified area of interest as well as in other selected areas. This work is expected to develop drill targets and bring the Blackdome South project to the next stage of exploration. The cost of the planned 2003 exploration program is estimated to be $100,000.

Future programs will be contingent upon results of this exploration work.

The Elizabeth Project, British Columbia

The Elizabeth Project is an exploration stage project without known reserves or resources. There is not a commercial economic mineral deposit developed at this time.

Location, Access and Ownership

The Elizabeth Project is located in the Lillooet Mining District of British Columbia, approximately 36 miles northwest of Lillooet, 22 miles northeast of Bralorne and 19 miles southwest of the Company's Blackdome project (see Map 1). The property is accessible via Highway 40 that heads west from Lillooet to Goldbridge. At 32 kilometres west of Lillooet, a logging road heads north-westerly along the Yalakom River. Near the 67-kilometre marker of the Yalakom road, a branch road climbs nine kilometres westerly along Blue Creek to the Elizabeth property. The driving time from Lillooet is less than two hours (see Map 1).

On May 23, 2002, the Company entered into two option agreements that allows it to purchase the Elizabeth property. In October of 2002, the Company staked two additional mineral claims (24 claim units). In total, the property is comprised of four crown- granted mineral claims and the six Blue mineral claims (88 claim units).

The option agreement to purchase the four crown-granted mineral claims was completed with Mr. David D. White of Vancouver, British Columbia Canada and Mr. Thomas Illidge of Goldbridge, British Columbia. The Company paid Mr. Illidge and Mr. White $10,000 upon signing the agreement and issued them, collectively, 50,000 common shares. By the terms of the agreement, the Company must make another cash payment of $5,000 on May 23, 2003 and issue another 50,000 common shares. Upon the exercise of the option the Company must issue another 50,000 common shares. Additionally, if the project should ever go into production, the Company must issue a further 50,000 common shares.

Beginning on May 23, 2004, the Company must also make advanced minimum royalty payments of $10,000 per year, which are to be deducted from any future royalty payments. The agreement also stipulates that the Company must complete exploration work in the amount of $500,000 according to the following schedule: $200,000 by December 31, 2003; $150,000 by December 31, 2004; and, $150,000 by December 31, 2005. The vendors, Mr. Illidge and Mr. White, also retained a four percent Net Smelter Royalty interest, of which two percentage points are purchasable by the Company for $1,000,000 per percentage point.

The option to purchase the Blue Claims was completed with Mr. Illidge on May 23, 2002. The Company made a payment of $2,000 and 20,000 common shares to Mr. Illidge upon signing the agreement. To maintain the option, the Company must issue 30,000 shares upon the first anniversary of the agreement and a further 50,000 shares upon the Company's exercise of the option. As well, the Company must make advanced minimum royalty payments of $5,000 per year. These amounts are deductible from any future production royalties.

The agreement also includes a $500,000 exploration work commitment by the Company wherein $50,000 is to be completed by December 31, 2003; $150,000 by December 31, 2004; $150,000 by December 31, 2005; and, $150,000 by December 31, 2006. Mr. Illidge, retains a three percent Net Smelter royalty interest, of which 2% may be bought for $1,000,000 per 1%.

According to the terms of both of the option agreements, the Company must complete a feasibility study pertaining to the Elizabeth Project prepared by an independent mining engineer. The cost of the feasibility project will depend upon the size of any resource discovered and the type of mining and processing proposed. The cost of a feasibility study can range from a few tens of thousands of dollars to over one hundred thousand dollars.

Exploratory work on the property conforms to the Mineral Exploration Code administered by the Ministry of Energy and Mines (BCMEM). J-Pacific Gold Inc. has a current exploration work permit issued by the BCMEM office in Kamloops for which the Company has posted a $3,500 reclamation bond. A Notice of Completion for the 2003 program was submitted to the Kamloops office and has been accepted. Applications for further exploration work will be submitted in advance of the commencement of any programs.
page 24

History

In 1939 gold was discovered in quartz veins on what is now the Elizabeth No. 1 claim. Between 1940 and 1949, Bralorne Mines Ltd. explored the Elizabeth and surrounding areas by surface trenching and underground exploration. Several quartz veins were explored with two returning gold values. During 1958 and 1959, Bethlehem Copper Mines Ltd. explored the West (No. 1) Vein with a tunnel, approximately 180 meters vertically above the underground workings previously explored by Bralorne. Gold zones were identified and a small bulk sample was shipped.

In 1990, Blackdome Mining Corp. conducted trenching, portal rehabilitation, surveying and detailed surface and underground sampling programs. Surface sampling identified two distinct high-grade zones in the West Vein. Blackdome personnel reported that the first zone was open to the southwest and exposed a quartz vein that contained areas of visible gold. Approximately 65 meters below this trench in the upper adit drift sampling of this vein returned a 20.0 meter length averaging 1.8 oz. Gold/ton across 0.6 meter, and a 7.5 meter length averaging 3.7 oz. Gold/ton across 1.0 meter.

Geology and Mineralization

The Elizabeth property is underlain by two distinct rock types. The oldest (200 million year old) and most extensive rocks are and most extensive is represented by ultramafic intrusive rocks (dark coloured, silica poor) and the youngest (70 million year old) is represented by porphyritic quartz diorite intrusives.

The ultramafic rocks have commonly undergone varying degrees of alteration called serpentinization. This results in rocks that are typically green to greenish- black and have a waxy lustre and a soapy feel. Polished and/or striated fracture planes known as slickensides are locally common and are indicative of faulting in these easily deformed rocks.

All of the known gold veins on the Elizabeth property are hosted by the younger porphyritic quartz diorite intrusion although in some areas the vein is observed in contact with sheared and serpentinized ultramafic rocks.

Veins range from several centimetres to over 1.5 metres in width and can have highly variable orientations. For the most part, veins dip steeply (greater than 60 degrees). Veins have been traced for several metres to several hundred metres in along strike.

Mineralization in the veins consists of native gold, pyrite along with minor amounts of arsenopyrite, chalcopyrite, and galena. The total sulphide mineral content of the veins seldom exceeds 1%. Gold values within the veins are highly variable. "Metallics" assays reveal that considerable amounts of gold are present in the coarse fraction of some samples. This indicates that the gold is likely coarse and erratically distributed in the vein. This "nugget effect" is common in many vein gold deposits.

Recent Work

In the fall of 2002, the Company commissioned an extensive mapping, sampling and drilling program at the Elizabeth project. In detail, the work included grid based geological mapping, the collection of 440 surface and underground samples and the drilling of sixteen diamond drill holes totaling 1642 meters. This work confirmed the presence of high grade gold values in known quartz veins, demonstrated the continuity of the structures which host veins, and identified several new areas with potential for economic gold mineralization.

Recommendations

In 2003, the Company plans to continue the exploration of the Elizabeth property by exposing, through trenching, at least one of the high potential zones identified in the 2002 program and by expanding the mapping and sampling program to areas beyond the current grids. If warranted, the material excavated by the trenching will be used as a bulk sample for metallurgical testing. The cost of the planned 2003 exploration program is estimated to be $30,000.

page 25

The Truax Claims, British Columbia

The Truax Claims are an early exploration stage project without known reserves or resources. There is not a commercial economic mineral deposit developed at this time.

Location, Access and Ownership

The Truax property is situated approximately 7 kilometres southeast of the community of Gold Bridge in southwestern British Columbia. Gold Bridge is situated on Highway 40 approximately 100 km by road west of Lillooet. Driving time from Gold Bridge to the property is approximately 30 minutes. Several logging roads in the Gold Bridge area provide access to the lower elevations of the property. Cat trails, 4X4 roads, and ATV trails allow access to higher elevations (see Map 1).

In 2002, the Company located 4 claims (94 claim units). All claims are 100% owned by the Company.

Permitting issues are covered under the Blackdome South section on Page 23.

History, Geology, and Mineralization

The first recorded work on the Truax property took place in the 1930s. Prospectors discovered high-grade mineralized float scattered across south and westerly facing talus slopes. Bralorne Mines Ltd. drilled some shallow holes in the early 1940s. From the 1970s through the 1980s, various companies conducted soil and silt sampling, trenching, airborne and ground geophysics. Targets included gold, silver, copper, lead, and antimony.

The geology of the Truax property consists of metamorphic (rocks deformed by heat and pressure) rocks that have been intruded by granitic rocks. The property lies just east of an area cut by major north-northwest trending faults. Some of these faults controlled the gold bearing veins of the nearby Bralorne-Pioneer mines. In the central portion of the Truax property mineralization consists of gold-silver-zinc-antimony bearing, irregular pods within rusty fault zones that cut the granitic rocks. East of this area previous workers also found disseminated copper-molybdenum mineralization in the granitic rocks suggesting a possible "porphyry" (large tonnage-low grade) environment.

Recent Work

In the fall of 2002, the Company commissioned a soil and rock sampling program at the Truax Claims. Most of the work was conducted over two separate grids. Weakly anomalous gold and moderately anomalous arsenic in soil and rock were found to be associated with the fault zones in the granitic rocks on one of these grids.

Recommendations

The Company plans to carry out detailed mapping, sampling and trenching in the currently identified area of interest as well as in other selected areas. This work is expected to develop drill targets and bring the Truax Project to the next stage of exploration. The cost of the proposed exploration program is estimated to be $50,000.

page 26

DESCRIPTION of PROPERTIES: (United States)

California, USA

page 27

Zenda Gold Mine, California

The Zenda Gold Mine is an advanced exploration project with no known reserves. There is a significant drill inferred resource but no current feasibility study has been done and there are no immediate plans for commercial production.

Location, Access and Ownership

The Zenda property is registered in the name of Equinox Resources (Calif) Inc., which is a wholly owned subsidiary of the Company. The property consists of patented lode mining claims and 44 unpatented mineral claims and fee simple lands. The total area is approximately 1000 acres.

The property is located in Kern County, California, 60 kilometres east of Bakersfield. Year round access is available to the property east from Bakersfield along Highway 58. The towns of Tehachapi and Mojave are 25 and 45 kilometres further to the east along Highway 58. The mine turnoff is 30 kilometres along the canyon road and is accessed by a 3 kilometre one lane dirt road (See Map 2).

The Company also holds two right of way easements that are leased from local property owners, with one expiring January 29, 2007 and the second expiring April 10, 2008. These Rights of Way guarantee access to the property from the Caliente Creek Road.

A 5% Net Smelter Royalty is held by Paramount Gold Company, of which a US$300,000 advanced royalty payment has been completed. In addition to this royalty, there is a US$200,000 finder's fee payable at US$2.00 per ounce Au on the NSR. These are the only encumbrances on the property.

Permitting

Kern County Planning Commission in the State of California is the lead agency for the permitting of mining projects in this jurisdiction. The project was originally permitted in 1990 by the Kern County Planning Commission under a Conditional Use Permit ("CUP") Number 130-89. The outstanding items under the CUP are:

- Building Permit - location of trailers for the processing plant , office, shop and other support buildings and the foundation slabs upon which they will be constructed
- Air Permit - granted when equipment list is submitted to the County by the Operator
- Power - To reduce expenses and avoid the need for permitting on-site generators (and the related concerns for NOx emissions), Southern California Edison will be employed to bring power to the site.
- Health Permit - application submitted to County upon positive production decision.
- Fire - Operator must supply approved fire fighting equipment and water storage facility upon positive production decision.

Kern County in a letter of November 1996 confirmed that all other conditions to the CUP have been met.

page 28

History

Historically gold mining activities have been intermittent since the 1880s with the last activity occurring in the 1950s. The old Zenda mine reportedly produced 32,000 ounces of gold from 54,000 tons of ore from both glory hole and underground mining. The property remained dormant until Shell Mining Inc., a subsidiary of Shell Oil, acquired an option on the patented claims in 1984, drilling 22 holes during the period 1985 - 1987.

Equinox acquired the property from Shell in 1988 and drilled 32 holes in 1988/90 and 13 holes in the early 1990s. Equinox carried out an extensive exploration program on the property and completed a feasibility study in March 1990.

Equinox subsequently merged with Hecla Mining Co. in the spring of 1994. Hecla's objective in acquiring Equinox was to develop the Rosebud mine in Nevada. The Zenda project did not meet Hecla's development criteria and Saga Exploration Co. ('Saga') subsequently acquired the project in 1995, and undertook a detailed review of the Project in 1996. In 1996, Saga drilled another 27 holes.

In 1997, Saga entered into a purchase agreement whereby the ownership of the Project was transferred to the Company for share and future share consideration. The two companies have been working co-operatively to bring the Project into production. The Company is responsible for arranging financing for the Project while Saga is the developer of the project and will be the contractor to the Company to operate Zenda.

Geology and Mineralization

The geology of the Zenda Project can be characterized as granodiorite intrusives of the Sierra Nevada Batholith (large body of granite) with associated roof pendants of Paleozoic Kernville Series (group of rocks) metasedimentary rocks and younger rhyolite (fine grianed granite) intrusions/extrusions. Local hydrothermal alteration and mineralization found in the Loraine Mining District is associated with this youngest intrusive event.

The Zenda deposit consists of epithermal, precious metal mineralization associated with a structural zone that cuts the intrusive rocks. In the deposit area, the granodiorites of the Sierra Nevada Batholith have been intruded by two northeast trending, elongate stocks and numerous narrow dikes of rhyolite porphyry.

Precious metal mineralization is associated with a northwest-striking, northeast dipping structural zone that cuts both the granodiorite and rhyolite intrusives. Within this zone, hydrothermal alteration and precious-metal mineralization occur over a thickness typically ranging from 50 to 150 feet, along strike for more than 1,200 feet, and down dip in excess of 600 feet. Alteration consists of silica and various mica (sericite) and clay minerals. The highly silicic zone ranges from massive microcrystalline silica ("jasperoid") to brecciated stockworks of intersecting silica veins and veinlets.

Gold and silver mineralization in the deposit tends to increase with the degree of silicification, with the central silicified (+/- sericite) and adjacent sericite zones constituting the majority of the deposit.

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Mineral Resources

In a 1997 independent study, a computer resource model was created from computer data and maps and reflects geology, gold, and silver data. The three- dimensional block, with dimensions of 6 metres (20-feet) in plan and 5 metre (15 foot) benches, provides a representation of the mineralized zone given the current data spacing and approximates potential mineable units. The mineral resources for the Zenda Property are summarized in table below.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources

This section uses the term "measured" and "indicated resources." We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that part or all of mineral deposits in these categories will ever be converted into reserves.

Measured and Indicated Mineral Resources for the Zenda Project

	Measured			Indicated
Cutoff Grade (opt Au)	Tons (X 1000)	Gold Grade (opt)	Silver Grade (opt)	Tons (X 1000)	Gold Grade (opt)	Silver Grade (opt)
0.035	400	0.056	0.86	383	0.050	0.72

Note: Tonnage factors used were 12.5 - 14.0 cubic feet per ton based on rock and alteration type.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

This section uses the term "inferred resources." We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Inferred Mineral Resources for the Zenda Project

	Inferred
Cutoff Grade (opt Au)	Tons (X 1000)	Gold Grade (opt)	Silver Grade (opt)
0.035	100	0.048	0.51

In 2002 the Company commissioned a study of the Zenda Gold Mine entitled, "Independent Review of the Zenda Project" June 2002 by Steffen Robertson and Kirsten (Canada) Inc. ("SRK"). In the opinion of SRK, the aforementioned resources conform to CIM, 2000 definitions, which are compliant with National Instrument 43-101 (Canada). Based on our assumptions of mining and processing costs and typical of other such deposits, a cutoff grade of 0.035 opt Au is appropriate for the estimation of mineral resources.
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Drill Hole Program Completions to Date and Assay Analysis

During the period 1984 - 1996 three drill campaigns completed 81 holes (16,620 feet) by Shell Mining, Equinox and Saga. In the early 1990s, Equinox twinned 13 of the Shell holes, bringing the total holes to 94 (totaling some 20,500 feet). All of the drilling was completed by reverse circulation drill methods.

Recommendations

The mineralized structure has been drilled thoroughly in all directions. To the west, north and south, the projection of the altered and mineralized structure has been eroded. To the east, the possible down-dip extension of the mineralized structure results in excessive waste having to be removed in an open-pit, and therefore limits exploration potential. There is no other evidence discovered to date of additional mineralized zones.

There has been no exploration completed since 1997 that would improve this very limited exploration potential. The Company, therefore, does not believe that the project warrants any immediate exploration activities. Limited exploration to test along strike and dip for further mineralization may be planned and budgeted when an updated review of the project's economic viability by way of a pre- feasibility study has been completed. The cost of completing a pre-feasibility study is estimated at US$50,000. The cost of the exploration program is estimated to be US$150,000.

Nevada, USA

Map 3 - J-Pacific Nevada Projects

J-Pacific Gold Inc.

Map of the Nevada Properties

Modified by K.S.

RC Project
HC Project
Golden Trend Project
Callaghan Project
LANDER
EUREKA
ELKO

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Golden Trend Property, Nevada

The property is an early-stage exploration project, with no commercial ore reserve developed at this time.

Location and Ownership

The Golden Trend Project is located in Eureka County, Nevada approximately 300 miles northeast of Reno. The project consists of 111 claims. The project can be reached from Reno, Nevada by traveling east on Interstate 80 to Fernly (30 miles) and then east on U.S. 50 to the intersection of Grass Valley Road (approximately 210 miles) then north west for 45 miles to the property (see Map 3).

The Company acquired an option to purchase a 100% interest in this property in August of 1996. On July 16, 2002, the Company announced that it had completed the acquisition of the property. The acquired interest is subject to a 3% Net Smelter Royalty of which 2% is purchasable. The Company paid U.S.$10,000 and issued 25,000 common shares to the vendors as the initial payment.

The Company also paid U.S.$10,000 along with an additional 75,000 common shares to the vendors in 1997. Thereafter the Company paid U.S.$10,000 each year to maintain the option. All of the cash payments are advance royalties to be deducted from the Net Smelter Royalty.

On July 27, 1998, the Company entered into a letter of agreement with Jipangu whereby Jipangu could acquire a 50% interest in this property in return for payments totaling U.S.$500,000. A down payment of U.S.$25,000 was made on signing and a first installment of U.S.$175,000 was received by the Company on September 30, 1998. The remaining payments were due on September 30, 1999 and September 30, 2000. During the year ended December 31, 1999, Jipangu terminated the agreement due to the inconclusive results from the initial drill program. The $200,000 was spent on exploration as part of the earn-in agreement thus the Company was not required to repay these funds to Jipangu.

In Nevada, the Company's projects are subject to the permitting and bonding requirements of the U.S. Bureau of Land Management (USBLM). These requirements are dependent on the extent of the work to be done. J-Pacific has not yet proposed any work that would require bonding and permitting, but prior to commencing such activities the Company must obtain approval from the USBLM of either a "Notice of Intent" for a planned disturbance of under five acres or a "Plan of Operations" for a planned disturbance of more than 5 acres. In addition the Company will be required to post a bond in an amount acceptable to the USBLM and the Nevada Department of Environmental Quality. The Company will comply with these requirements at such time as a program of work is proposed.

History

There is no record of work prior to the 1980s but there is evidence on the ground of significant trenching and shallow shaft sinking, which is apparently related to extensive barite mineralization on parts of the property. Several drill holes have been identified on the property but there is no information on depth or rock types encountered. It is assumed that this work was completed in the 1950's and 1960's. In the early 1980's, Noranda Exploration located a large claim group, which included the entire current J-Pacific land holding. Noranda completed airborne geophysical surveys, limited geological mapping and sampling. A number of shallow reverse circulation drill holes were completed but none encountered mineralization or geochemically anomalous rocks. Rubicon Resources Inc. acquired the property in 1993. Under an option agreement with Rubicon, Rocket Resources Ltd. of Vancouver B.C. completed grid based geophysics, geochemistry and geologic mapping. The property was acquired by the Company in 1996 which has completed limited drilling and trenching to date.
page 32

Geology and Mineralization

The Golden Trend claims are largely underlain by cherts, quartzites, siltstones and some minor carbonates of the Ordovician Vinini Formation (group of rocks). The western one half of the claim area is covered with overburden.

Mapping of old trenches reveals weak to moderate argillic alteration and silicification as well as barite mineralization. Exploration by J-Pacific in 1998 and 1999 identified significant coincident gold and arsenic soil geochemical values correlated with high angle structures. Rock chip sampling yields geochemically anomalous gold, arsenic and occasionally copper values.

Recent Work

Exploration in the form of geological mapping, geochemistry, geophysics, and drilling has been completed on the property during the period 1997 - 1999.

In 1998/99, nine drill holes were completed, totaling 2970 feet, to a maximum depth of 500 feet. Rock types encountered were all upper plate rocks of the Vinini Formation. No work has been completed on the property since 1999.

Recommendations

Further work on the property is planned to consist of limited additional geologic mapping and data synthesis and interpretation to refine projections of structural/stratigraphic targets. This work would be quickly followed by the drilling of several 1,000 foot drill holes to test the identified targets. Estimated costs for the first stage of exploration are US$150,000. Work will commence upon the when financing becomes available.

The Callaghan Property

The Callaghan is an early-stage exploration property that has no developed commercial mineral reserve.

Location and Ownership

The Callaghan Property is located in Lander County, Nevada, 20 miles northeast of Austin, the county seat. The property is approximately 150 Miles east of Reno, Nevada and 100 miles southwest of Elko, Nevada (see Map 3). Access is via the Grass Valley Road from Austin or Battle Mountain.

The Company announced on April 9, 2002 that it had entered into a lease agreement with an option to purchase ten unpatented claims to augment the adjacent 42 unpatented mining claims staked by the Company.

The terms of this agreement are between the Company and Mr. and Mrs. Joseph Kizis of Reno, Nevada and are summarized as follows:

1. All mineral and mining rights to the property are granted to the Company for a ten year term with the option to extend the agreement for an additional ten years;
2. The Company made an initial payment of US $5000;
3. Future Advanced Minimum Royalty payments are due as follows: US$5000 at the second anniversary of the agreement; US$5000 at the third anniversary of the agreement; US$20,000 at the fourth anniversary of the agreement; and US$25,000 in the fifth and each subsequent anniversary.
4. Following the cumulative expenditure of US$500,000 the Company has an option by paying US$20,000 to purchase 100% of the property subject to Net Smelter Royalty payments;
a. 3% Net Smelter Royalty interest is retained by the vendors, of which two percentage points are purchasable by the Company for US$1,000,000 per percentage point; and,
b. The Advanced Minimum Royalty payments are deductible from any production royalties that might be payable to the vendors.

Permitting and bonding requirements of the U.S. Bureau of Land Management (USBLM) and the Nevada Department of Environmental Quality are describe in the Golden Trend section on page 32.

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History

The Callaghan Project covers several areas of prior work, including significant localized drilling and trenching. Little data is available for work prior to 1988. The earliest known work on the property was carried out in the 1930's and consisted of sinking of a 60 foot deep shaft at the Rast Mine. A minor placer gold occurrence one half mile southeast of the Rast mine was also prospected in the 1930's. In 1969, Cache Creek Exploration Company of Reno explored the area around the Rast mine. Exploration programs followed this work on portions of the current property holding by Hanna Mining, Dome Exploration, and Houston Oil and Minerals. No data are available from any of these programs.

From 1988 to 1990, Kerr McGee completed geologic mapping, soil and rock chip sampling and drilled ten reverse circulation holes. In 1993 and 1994 FMC conducted an extensive soil and sagebrush sampling program and drilled nine reverse circulation holes. Placer Dome leased the property in 1995 and 1996, and conducted an extensive airborne magnetometer survey over the project area. Storimin Resources leased the property in 1997, but did no significant work on the property before returning the property in May 1998. Kennecott leased the property later in 1998, drilled 6 widely spaced holes in the region, and returned the property in December 1998.

Geology

The Callaghan property is underlain by siliceous upper plate rocks of the Vinini Formation and a sequence of lower plate Cambrian (550-500 million years old), Ordovician (500-435 million years) and Silurian (435-395 million years) age rocks, which host gold deposits elsewhere in northern Nevada. It is interpreted that the relationship of the two plates is similar to other areas of the State. Geochemical anomalies, including gold, arsenic and mercury, and hydrothermally altered bedrock characteristic of gold deposits in this region have been identified on the property. Previous drilling and geologic mapping has identified a structural setting amenable to the development of significant ore deposits.

Recommendations

The property is essentially drill ready with several targets currently identified and additional targets expected from limited synthesis and interpretation of existing data. Estimated costs for the first stage of exploration are US$150,000. Work will commence upon the when financing becomes available.
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The RC Property

The RC Property is an early-stage exploration project that has no developed commercial mineral reserve.

Location and Ownership
The RC Property is located in Elko County, Nevada, approximately 30 miles south of Carlin (see Map 3).

The Company announced on June 7, 2002 that it had entered into a lease with an option to purchase twenty unpatented claims to augment the 41 unpatented mining claims staked by the Company.

The terms of this agreement are between the Company and KM Exploration LLC, an unrelated Company, located in Elko, Nevada, and summarized as follows:

1. All mineral and mining rights to the property are granted to the Company for a ten year term with the option to extend the agreement for an additional ten years;
2. The Company made an initial payment of US$8,470;
3. Future Advanced Minimum Royalty payments are due as follows: US$10,000 at the first anniversary of the agreement; US$15,000 at the second anniversary of the agreement; US$20,000 at the third anniversary of the agreement; and US$30,000 at the fourth and each subsequent the anniversary of the agreement to maintain the agreement;
4. The Company issued 20,000 common shares upon regulatory approval to the vendors;
5. The Company is to issue 30,000 common shares at the first anniversary of the agreement;
6. Following the cumulative expenditure of US$500,000, the Company has an option by paying US$20,000 to purchase 100% of the property, subject to royalty payments;
7. A 3% Net Smelter Royalty interest is retained by the vendors, of which two percentage points are purchasable by the Company for US$1,000,000 per percentage point; and,
8. The Advanced Minimum Royalty payments are deductible from any production royalties that might be payable to the vendors, as are any federal and state royalties.

Permitting and bonding requirements of the U.S. Bureau of Land Management (USBLM) and the Nevada Department of Environmental Quality are describe in the Golden Trend section on page 32.

History

There is very little evidence of major exploration programs on the property. Limited reconnaissance mapping and sampling has been completed by the property owners. In the vicinity, several major companies, including MK Gold and Phelps Dodge have completed drill programs.

Geology

The claims are underlain by sequences of Devonian (395-345 million years) and Mississippian (345-300 million years) age carbonate and clastic rocks, as well as minor Tertiary (65 million years to present) volcanic rocks. The Paleozoic (600-230 million years) rocks are cut by at least two sets of high angle faults. The dominant N- S trending high angle faults bring the contact between the Devonian age Devil's Gate limestone (calcium carbonate rock) and the Mississippian Chainman Formation (group of rocks), which is a regionally permissive host for gold deposits, to within drilling distance of the surface. Geochemical anomalies and hydrothermal alteration characteristic of "Rain Type" deposits (a cluster of known gold deposits near Carlin, Nevada) have been identified and indicate the possible presence of a mineral system underlying the property.

page 35

Recommendations

The Company plans to carry out limited additional geologic mapping and sampling in an effort to define exploratory drill target locations. Minimal work programs are required to establish these targets. This work will be quickly followed by a series of drill holes designed to test these targets. Estimated costs for the first stage of exploration are US$150,000. Work will commence upon the when financing becomes available.

The HC Property

The HC Property is an early-stage exploration property with no commercial mineral reserve discovered to date.

Location and Ownership

The property is located in Eureka County, approximately 60 miles northwest of the town of Eureka, the county seat (see Map 3).

The Company announced on June 11, 2002 that it had entered into a lease agreement with an option to purchase 100% interest for twenty unpatented claims to augment the thirty additional unpatented mining claims previously staked by the Company.

The terms of this agreement are between the Company and KM Exploration LLC, an unrelated Company located in Elko, Nevada, are summarized as follows:

1. All mineral and mining rights to the property are granted to the Company for a ten year term with the option to extend the agreement for an additional ten years;
2. The Company made an initial payment of US$8,470;
3. Future Advanced Minimum Royalty payments are due as follows: US$10,000 at the first anniversary of the agreement; US$15,000 at the second anniversary of the agreement; US$20,000 at the third anniversary of the agreement; and US$30,000 at the fourth and each subsequent the anniversary of the agreement to maintain the agreement;
4. The Company issued 20,000 common shares to the vendor upon regulatory approval of the agreement;
5. The Company is to issue 30,000 common shares at the first anniversary of the agreement;
6. Following the cumulative expenditure of US$500,000, the Company has an option by paying US$20,000 to purchase 100% of the property, subject to royalty payments;
7. A 3% Net Smelter Royalty interest is retained by the vendor, of which two percentage points are purchasable by the Company for US$1,000,000 per percentage point; and,
8. The Advanced Minimum royalty payments are deductible from any production royalties that might be payable to the vendor.

Permitting and bonding requirements of the U.S. Bureau of Land Management (USBLM) and the Nevada Department of Environmental Quality are describe in the Golden Trend section on page 32.

History

There is little evidence of early historical work on the property. A number of old drill hole collars have been located but no data is available concerning them.

Geology

The claims are underlain by sequences of Devonian (395-345 million years) and Mississippian (345-300 million years) carbonate and clastic rocks. The Paleozoic (600-230 million years) rocks are cut by a high angle fault. It is the geological setting of the property that makes it an attractive setting for a gold resource. The high-angle fault brings the contact between the Devonian Devil's Gate limestone and the Mississippian Chainman Formations (group of rocks), which is a regionally permissive host for gold deposits, to within drilling distance of the surface. Geochemical anomalies and hydrothermal alteration characteristic of "Rain Type" deposits (a cluster of known gold deposits near Carlin, Nevada) have been identified and indicate the possible presence of a mineral system underlying the property.

Recommendations

The Company plans to carry out limited additional geologic mapping and sampling in an effort to define exploratory drill target locations. Minimal work programs are required to establish these targets. This work will be quickly followed by a series of drill holes designed to test these targets. Estimated costs for the first stage of exploration are US$150,000. Work will commence upon the when financing becomes available.

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ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 12/31/2002, 12/31/2001, and 12/31/2000 should be read in conjunction with the consolidated financial statements of the Company and the notes thereto.

Introduction
The Company has spent the last five years acquiring/exploring exploration properties.

To fund this effort the Company has issued equity in numerous private placements and stock-for-debt arrangements as described elsewhere in this document.

Financing Time Line

During the year ended December 31, 1998 the Company issued shares pursuant to the following transactions:

a. On January 15, 1998 the Company closed a private placement and issued a total of 845,000 units at a price of $0.30 per unit. Each unit consisted of one common share and one non-transferable two year term share purchase warrant exercisable at $0.30 per share in the first year and $0.35 in the second year,

b. During this fiscal year, options were exercised for 5,000 common shares at $0.30 per share.

During the year ended December 31, 1999, the Company issued shares pursuant to the following transactions:

a. On June 10, 1999, the Company closed a private placement and issued a total of 1,125,000 units at a price of $0.40 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant exercisable at $0.50 per share for a one-year period.

b. The Company issued a total of 764,000 common shares for the exercise of stock options for total consideration of $204,810. The weighted average exercise price of the shares issued was $0.27.

c. The Company issued 20,000 common shares upon the exercise of 20,000 share purchase warrants for total consideration of $6,000.

d. The Company issued 75,000 common shares at a deemed price of $0.60 per share for mineral property option payments and finder's fees.

e. The Company issued 25,000 common shares at a deemed price of $0.40 in satisfaction of a licensing agreement.

f. The Company issued 574,350 at a deemed price of $1.06 on conversion of a convertible debenture.

page 37

During the year ended December 31, 2000, the Company issued shares pursuant to the following transactions:

a. On April 27, 2000 the Company issued 100,000 common shares at a price of $0.11 per common share as payment for the prepaid royalty on the Warrior Property.

b. On May 3, 2000, 555,555 share purchase warrants were exercised for an equal number of common shares for proceeds of $250,000.

c. On September 6, 2000, the Company issued 50,000 common shares at a price of $0.40 per common share as payment for a license agreement classified as other deferred assets.

During the year ended December 31, 2001, the Company issued shares pursuant to the following transactions:

a. Pursuant to a private placement, the Company issued 5,800,000 common shares at a price of $0.20 per common share. Proceeds from this transaction were $1,160,000.

During the year ended December 31, 2002, the Company has issued shares pursuant to the following transactions:

a. On February 21, 2002, the Company announced that it had closed a private placement consisting of the sale of 800,000 units at a price of $0.20 per unit. Each unit consisted of one common share and one share purchase warrant. Each share purchase warrant allows the holder to purchase an additional common share of the Company at a price of $0.30 per share until February 21, 2004.

b. On March 27, 2002, the Company closed a private placement consisting of the sale of 670,000 units at a price of $0.35 per unit. Each unit consisted of one common share and one share purchase warrant. Each share purchase warrant allows the holder to purchase an additional common share of the Company at a price of $0.50 per share until March 27, 2004.

c. On September 30, 2002, the Company closed a private placement consisting of the sale of 666,667 units at a price of $0.30 per unit. Each Unit consisted of one common share and one warrant, each warrant entitling the holder to purchase one additional common share of the Company at a price of $0.50 per share until September 30, 2004. In addition, 66,667 warrants were issued as a finders fee entitling the holder to purchase one additional common share of the Company at a price of $0.30 per share until September 30, 2004.

d. On October 11, 2002, the Company closed a private placement consisting of the sale of 1,373,332 units at a price of $0.30 per unit. Each Unit consisted of one common share and one warrant, each warrant entitling the holder to purchase one additional common share of the Company at a price of $0.50 per share until October 11, 2004. In addition, 128,500 warrants were issued as a finders fee entitling the holder to purchase one additional common share of the Company at a price of $0.30 per share until October 11, 2004.

page 38

e. On October 30, 2002, the Company closed a private placement consisting of the sale of 350,000 common shares at a price of $0.30 per unit. In addition, 35,000 warrants were issued as a finders fee entitling the holder to purchase one additional common share of the Company at a price of $0.30 per share until October 30, 2004.

f. The Company issued 100,000 common shares upon the exercise of 100,000 share purchase warrants for total consideration of $50,000.

g. The Company The Company issued 110,000 common shares at a deemed price of $0.41 per share for mineral property option payments.

f. The Company issued a total of 270,000 common shares for the exercise of stock options for total consideration of $54,000.

Subsequent to the end of Fiscal 2002, the Company has issued shares pursuant to the following transactions:

a. On January 24, 2003, the Company closed a private a private placement for 1,000,000 Units of the Company at a price of $0.40 per Unit where each Unit consists of one common share and one warrant, each warrant entitling the holder to purchase one additional common share of the Company at a price of $0.60 per share until January 24, 2005. In addition, 100,000 warrants were issued as a finders fee entitling the holder to purchase one additional common share of the Company at a price of $0.30 per share until January 24, 2005.

b. On January 31, 2003, the Company closed a private a private placement with Jipangu Inc. of Tokyo, Japan, for 375,000 Units of the Company at a price of $0.40 per Unit where each Unit consists of one common share and one warrant, each warrant entitling the holder to purchase one additional common share of the Company at a price of $0.60 per share January 31, 2005.

c. The Company issued 140,000 common shares at a deemed price of $0.26 per share for mineral property option payments.

d. The Company issued a total of 45,000 common shares for the exercise of stock options for total consideration of $9,000.

e. The Company issued 166,667 common shares upon the exercise of 166,667 share purchase warrants for total consideration of $83,334.

page 39

Results of Operations

Three Months Ended 3/31/03 vs. Three Months Ended 3/31/02
The Company incurred a net loss in the amount of $159,360 during the first three months of Fiscal 2003. Among the more significant expenses making up this loss are wages of $38,134 (2002 - $22,785); office expenses and office rent of $79,881 (2002 - $58,221); and, transfer agent fees, filing fees and shareholder communications of $21,385 (2002 - $5,450).

During the three months ended March 31, 2003 the Company had modest revenues of $1,402, which consisted entirely of interest income.

The 2003 exploration and evaluation plan consists of the Company expanding its efforts on the Elizabeth and Blackdome South exploration projects. Based on the results of the 2002 exploration programs, additional work is merited to better determine the potential of identifying economic ore bodies on these properties. Also, the Company is evaluating technologies to extract gold from its Blackdome tailings facility. Lastly, the Company is making plans for an exploratory drill program on its Golden Trend property in Nevada.

Fiscal 2002 Ended 12/31/2002 compared to Fiscal 2001
The loss for Fiscal 2002 was $1,209,891 or $0.04 per share compared with a loss of $645,408 or $0.03 per share for Fiscal 2001. The larger loss in Fiscal 2001 can be attributed to increased exploration and evaluation expenditures ($588,274 in 2002 versus $49,212 in 2001) and higher general and administrative expenses ($599,605 in 2002 versus $522,524 in 2001).

General and administrative expenses increased during Fiscal 2002 as compared to Fiscal 2001 in the amount of $55,855. The increase was due primarily to the fact that during Fiscal 2002 the Company incurred higher administrative costs due to the increased activities of the Company. General and administrative costs increased year on year due to increased financing related charges (finders fees, news releases, legal and audit fees) as well as higher promotional expenses. The Company did take part in several trade shows during the year. Higher government, transfer agent, and exchange fees were incurred do to increased exploration and evaluation activity and financing activity. Fees are paid to various regulatory bodies and government agencies for private placements, filing of documents, and the filing of assessment reports for exploration and evaluation.

Care and maintenance during Fiscal 2002 dropped to $57,386 as compared to $68,139 during Fiscal 2001 due primarily to the camp and site being open for shorter period of time.

The Company expended a total of $588,274 during the period ending December 31, 2002, on exploration and evaluation compared to $49,212 during the period ended December 31, 2001. The higher level of expenditures reflected the increased funds available to carry out exploration programs.

page 40

Fiscal 2001 Ended 12/31/2001 compared to Fiscal 2000
The loss for Fiscal 2001 was $645,408 or $0.03 per share compared with a loss of $752,189 or $0.03 per share in reported for Fiscal 2000. The smaller loss in Fiscal 2001 can be attributed to reductions in expenses at the Blackdome mine site as well as a reduction in exploration and evaluation expenditures. During Fiscal 2001, the Company incurred higher legal and other related costs resulting from the corporate reorganization and name change. These costs have now declined to a level that are typical for a junior mineral exploration company.

Total expenses decreased during Fiscal 2001 as compared to Fiscal 2000 in the amount of $106,781. The decrease was due primarily to the fact that during Fiscal 2000 the Company incurred higher exploration and evaluation expenses ($151,116 in 2000 versus $49,212 in 2001); a write-off of accounts receivable in the amount of $49,643; and, care and maintenance during Fiscal 2000 of $97,555 as compared to $68,139 during Fiscal 2001. General and administrative expenses increased in Fiscal 2001 to $522,524 from $381,929 in Fiscal 2000 (a difference of $140,595) due primarily to deemed interest on the shareholders loan $47,611; stock option valuation expense of $55,696 and higher legal and related costs associated with a corporate reorganization and name change that occurred in 2001.

The Company expended a total of $49,212 during the period ending December 31, 2001, on evaluation and exploration activities compared to $151,116 during the period ended December 31, 2000. The lower level of expenditures reflected the limited funds available to carry out exploration programs and maintain the various exploration properties.

Fiscal 2000 Ended 12/31/2000 compared to Fiscal 1999
During the fiscal year ended December 31, 2000, the Company reported a consolidated net loss of $752,189 compared to a net loss of $4,949,418 for the fiscal year ended December 31, 1999. Revenue reported was nil in Fiscal 2000 compared to $1,252,093 for the fiscal year ended December 31, 1999.

During Fiscal 1999 the Company ceased operations at Blackdome due to the prevailing low price of gold. As a result, the carrying value of the asset was reduced by $2,480,538. Revenue from gold sales during Fiscal 1999 was $1,252,093 and production and operating costs were $2,232,797. The high cost of production during Fiscal 1999 was mainly attributed to the Company's decision to operate the mine during the winter season. During Fiscal 2000, the carrying value of the mine was further reduced by $186,115 due to the abandonment of capital lease obligations.

page 41

Fiscal 1999 Ended 12/31/1999 compared to Fiscal 1998
In December 1998, the Company changed its fiscal year end to December 31st from April 30th.

As stated earlier, during Fiscal 1999 the Company ceased operations at its Blackdome Mine because of the prevailing low price of gold which was causing unprofitable operations.

For the year ended December 31, 1999, the Company derived revenues of $1,252,093 from mining operations; however, because of the associated expenses the Company experienced a consolidated net loss of $4,949,418 compared to a consolidated net loss of $2,287 for the eight months ended December 31, 1998.

During the year ended December 31, 1998, under an Agreement signed April 24, 1998, Jipangu Inc. of Tokyo agreed to acquire a 35% interest in the Blackdome Gold Mine. Under the terms of this agreement, the Company had to spend $1.7 million on its gold/silver property near Clinton, BC. According to the agreement, six payments were to be made by Jipangu, all of which were completed as scheduled. Jipangu acquired its 35% interest as of July 2, 1998. In addition, Jipangu also had the option to purchase an additional 15% interest in the Blackdome Gold Mine on payment of an additional $1,000,000 on or before October 24, 1998. As part of the transaction, Jipangu and related investors agreed to purchase, by way of a private placement, one million units of the Company at a price of $0.25 per unit, each consisting of one common share and one non-transferable share purchase warrant of the Company. One share purchase warrant entitled the holder to purchase an additional share of the Company for 18 months at a price of $0.50 per share. The common shares and any share issued on the exercise of the share purchase warrants were subject to a "hold period" of 12 months.

Liquidity and Capital Resources

The Three Month Period Ended 3/31/03
The working capital of the Company at 3/31/02 was $536,907 and the accumulated deficit was $11,509,377. At this date the Company's working capital position was sufficient to undertake the its plans to continue exploration and related geotechnical work as well as fund the Company's on-going general and administrative costs for through August 2003.

During the quarter, the Company closed two private placements.

The first private placement consisted of the sale of 1,000,000 units at a price of $0.40 per unit. Each unit consisted of one common share and one share purchase warrant.   Each share purchase warrant entitled the holder to purchase an additional common share at a price of $0.60 until January 24, 2005. The Company paid a finder's fee associated with this private placement to Raymond James Ltd. in the amount of $8,000 and issued Raymond James Ltd. 100,000 share purchase warrants allowing Raymond James Ltd. to purchase 100,000 common shares at a price of $0.60 per common share until January 24, 2005.

The second private placement was with Jipangu Inc. of Tokyo, Japan.  Pursuant to this private placement, Jipangu Inc. purchased 375,000 units at a price of $0.40 per unit.   Each unit consisted of one common share and one common share purchase warrant allowing Jipangu Inc. to purchase an additional 375,000 common shares at a price of $0.60 per common share until January 31, 2005.

Cash commitments through the end of calendar 2003 are $17,555 representing the balance of rent payments to the end of the office rental lease and the balance of vehicle payments to the end of the vehicle lease.

Cash Used in the Three Months Ended 3/31/03 Operating Activities totaled $243,818 including the Net Loss of $159,360. The only adjustments during this period was $2,253 for amortization and changes in non-cash working capital were a decrease in accounts receivable of $12,892 and a decrease in accounts payable of $99,603.

Cash Used in the Three Months Ended 3/31/03 on Investing Activities totaled $7,568 consisting entirely of expenditures on office equipment.

Cash Provided by Three Months Ended 3/31/03 Financing Activities was $546,852 as described above. In addition to the two private placements, a shareholder loan was reduced by $4,148; and, $1,000 was received from the exercise of share purchase options.

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Fiscal 2002 Ended 12/31/2002
At December 31, 2002, the Company had a working capital surplus of $155,663 compared to working capital deficiency of $7,962 at December 31, 2001.

The Company's long term debt as of December 31, 2002 in the amount of $188,222 was $88,571 more than the long term debt of $99,651 as of December 31, 2001. The $188,222 and $99,651 are mounts due to a shareholder (Jipangu Inc.). The increase year on year was due to additional funds received from a shareholder during the year in the form of a shareholder loan.

Equity transactions during 2002 included five private placements (see Financing Timeline on pages 38 and 39). The Company issued a total of 4,229,999 shares for total proceeds of $1,215,500, including the exercise of incentive stock options and warrants. An additional 110,000 shares equaling consideration of $45,100 were issued for properties. Subsequent to year end, the Company completed two private placements issuing 1,375,000 shares for total proceeds of $550,000. Other cash was provided by proceeds from a net increase in the shareholder loan of $74,812 (net of deemed interest and repayments).

Cash used in the fiscal year ended December 31, 2002 for Operating Activities totaled $1,067,996. Significant non-cash adjustments during this period included amortization in the amount of $7,256, stock based compensation of $77,320, shares issued for properties of $45,100, deemed interest of $6,879 and deferred taxes on the issue of flow through shares of $28,000. There was also an increase in non-cash working capital items in the amount of $33,340.

Cash Used in the fiscal year ended December 31, 2002 on Investing Activities totaled $29,175 consisting of $32,481 used in the category of mine property, plant and equipment, and, $4,463 for reclamation deposits. The Company also spent $1,157 on the purchase of capital assets not associated with properties.

Cash from Financing Activities in the fiscal year ended December 31, 2002 was $1,297,292 consisting of proceeds from the private placements of $1,215,500 and a change in the shareholder's loan in the amount of $81,691 net of deemed interest.

Fiscal 2001 Ended 12/31/2001
At December 31, 2001, the Company had a working capital deficiency of $7,962 compared to working capital deficiency of $28,998 at December 31, 2000.

The Company's long term debt as of December 31, 2001 in the amount of $99,651 was $535,118 less than the long term debt of $634,769 as of December 31, 2000. In both Fiscal 2001 and Fiscal 2000, long term debt is an amount due to a shareholder, Jipangu Inc. The decrease was due to funds paid back to a shareholder, Jipangu Inc., from the proceeds of a private placement financing which occurred in the Fall of 2001.

In October 2001, the Company completed a 5,800,000 share private placement with Jipangu in the amount of $1,160,000. Proceeds from this private placement were used to retire a shareholder loan from Jipangu and to augment general working capital. The shares have a one-year hold period and were issued without share purchase warrants.

Cash Used in the fiscal year ended December 31, 2001 on Operating Activities totaled $538,593 including the Net Loss of $645,408. Significant adjustments during this period included amortization in the amount of $5,596, stock based compensation of $55,696, deemed interest on the shareholder's loan of $47,611. There was also a change in non-cash working capital items in the amount of $9,729.

Cash Used in the fiscal year ended December 31, 2001 on Investing Activities totaled $36,981 consisting of $28,446 used in the category of mine property, and, $462 used for reclamation deposits. The Company also spent $8,073 on the purchase of capital assets not associated with properties.

Cash Provided by Financing Activities during the fiscal year ended 12/31/01 was $589,088 consisting of the proceeds from the private placement described earlier in the amount of $1,160,000 and the proceeds from a shareholder loan from Jipangu Inc. in the amount of $509,328. During this period the Company also repaid a shareholder loan in the amount of $1,080,240.

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Fiscal 2000 Ended 12/31/2000
 At December 31, 2000, the Company had working capital deficiency of $28,998 compared to working capital of $10,661 at December 31, 1999.

At December 31, 2000 the Company had long term debt in the amount of $634,769 in the form of a shareholder.

In 2000, the Company terminated claim and option interests agreements. Mine property plant and equipment dropped due to the elimination of capital lease obligations on account of cessation of operations. The remaining claim and option interests agreements remain in effect and all agreements are in good standing.

Cash Flows From Operating Activities during the twelve months ended December 31, 2000 totaled $681,743 including the Net Loss of $752,189. Significant adjustments included depreciation and depletion of $9,157; deemed interest of $12,144; a reduction in a due to from the Company's joint venture partner, Jipangu Inc., in the amount of $56,595; the loss on the disposal of capital assets in the amount of $27,737; and, the change in non-cash working capital items in the amount of $35,187.

Cash Flows Used in Investing Activities in the twelve months ended December 31, 2000 totaled $16,990, consisting of $10,529 spent on plant and equipment for the mine property; $5,241 invested in reclamation deposits; and, $1,220 spent on the purchase of other capital assets.

Cash Flows From Financing Activities in the twelve months ended December 31, 2000 totaled $560,356 which consisted of proceeds from a shareholder loan of $622,625 less the repayment of capital lease obligations of $93,269. Also, net of shares issued but not allocated, shares were issued for consideration of $31,000.

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Critical Accounting Policies
The Company issues financial statements in Canada according to Canadian GAAP and financial statements in the U.S. according to U.S. GAAP.

Under Canadian GAAP costs incurred to acquire, explore and develop a mineral interest are capitalized. These capitalized costs are periodically assessed for impairment and an impairment change is recognized in the accounts upon abandonment, upon failure to detect economically recoverable mineralization or when exploration activities are not anticipated to occur or to continue in the foreseeable future. Under U.S. GAAP exploration and evaluation costs are expensed as incurred. Mine development and betterment costs are capitalized, however, mine maintenance costs are expensed as incurred.

The Company has a stock option plan which reserves common shares for issuance to employees and directors. Under U.S. GAAP the Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards ("SFAS") 123 "Accounting for Stock Based Compensation" and SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure" for stock options granted to employees and directors. Accordingly, no compensation costs have been recognized for options to employees and directors. Compensation costs are recognized for options to non-employees. Had compensation cost for the stock option plan been determined based on the fair value at the grant date for awards during the periods ended December 31, 2002 and 2001 consistent with the provisions of SFAS No. 123 and SFAS No. 148, the Company's net income (loss) and earnings (loss) per share would have been increased as indicated in Note 10 to the consolidated financial statements.

The Company conducts the majority of its equity financing pursuant to private placements. Under the policies of the TSX Venture Exchange, on which the Company's common stock is listed, the Company may provide a discount off the market price of the Company's common stock. U.S. GAAP requires the recognition of the market value of the Company's common stock as a credit to share capital, with a charge to operations for the portion of the discount relating to equity financing conducted with officers and directors of the Company and a charge to shareholders' equity, as a capital distribution, for the discount relating to the remaining portion of the equity financing.

The accounting policy disclosures as required by U.S. GAAP are described in Note 2 to the consolidated financial statements.
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Recent Accounting Pronouncements Applicable to US
Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 141 - "Business Combinations:, and SFAS No. 142 - "Goodwill and Other Intangible Assets". The adoption of these standards had no effect on the Company's financial position, results of operations or liquidity in 2002.

Effective January 1, 2002, the Company adopted SFAS No. 144 - "Accounting for Impairment or Disposal of Long-Lived Assets". This standard establishes a single accounting model for the impairment of long-lived assets to be held and used, or to be disposed of by sale or abandonment, and broadens the definition of discontinued operations. The adoption of this standard had no effect on the Company's accounting for impairment and disposal of long-lived assets.

In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145 - "Rescission of FASB Statements No. 4, 44 and 64, Amendment of SFAS No. 13 and Technical Corrections". The Company will apply SFAS No. 145 in 2003. It is not expected that the implementation of SFAS will have a significant impact on the Company's financial position or results of operations.

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ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management
Table No. 6 Directors and Senior Management June 30, 2003
Name	Position	Age	Date of First Election or Appointment
Nicholas T. Ferris	President, CEO, Director (1)	44	February 1, 2000
Ralph Braun	CFO, Director	37	April 1, 2001
Cheri Pedersen	Secretary	49	June 8, 2000
D'Arcy Adam	Director (1)	50	April 18, 2000
Kazuo Shuto	Director	65	June 15, 2001
Driffield Cameron	Director	55	April 12, 2001
John Mesrobian, Esq.	Director (1)	51	February 1, 2002
Manabu Kameda	Director	35	May 16, 2003

(1) Member of the audit committee. The Audit Committee is composed of three Directors, two of whom are non-officers of the Company. The Audit Committee meets at once a year to review the annual audited financial statements and make appropriate recommendations to the Board of Directors based upon their review.

Nicholas T. Ferris has been the President of the Company since February 1, 2000 and a member of the Board of Directors since February 1, 2000. Mr. Ferris is a graduate of McGill University in Montreal, Quebec where he received a Bachelor of Arts Degree in Economics. Prior to joining the Company he was employed by Canadian Home Income Plan in that company's mortgage department. He was employed by Canadian Home Income Plan from January 1992 until January of 1999. Mr. Ferris currently has no affiliation with any other public or private companies.

D'Arcy Adam has been a member of the Board of Directors since April 18, 2000. Mr. Adam is graduated from N.A.I.T. a technical school located in Edmonton, Alberta in June of 1973. He has been employed by Key West Ford in Vancouver, British Columbia since 1987 where he is currently the lease manager. Mr. Adam currently has no affiliation with any other public company.

Kazuo Shuto has been a member of the Board of Directors since June 15, 2001. Mr. Shuto is a graduate of Tohoku University where he received a Bachelor of Science Degree in 1956. He is a "Surveyor First Class", a designation he received from the Japanese Association of Surveyors and a "Consultant Engineer of Geology", a designation he received from the Science Technology Agency of the Japanese Government. From 1992 until 1999 he was a senior research geologist for Japan Mining Engineering and since 1999 he has been employed by Jipangu, Inc. as the Exploration Manager. He is also a member of the Board of Directors of Jipangu which is a major shareholder of the Company.

Driffield Cameron has been a member of the Board of Directors since April 12, 2001. Mr. Cameron is a graduate of Acadia University, located in Wolfville, Nova Scotia, where he received a Bachelor of Science Degree in 1971. He also received a Completion Certificate in 1991 from the Canadian Securities Institute, located in Toronto, Ontario, indicating he successfully completed the Canadian Securities Course. Mr. Cameron has been the Vice President of Exploration for High River Gold Mines Ltd., a publicly traded company located in Toronto, Ontario, since 1994. From 1992 until he joined High River Gold Mines Ltd. he was the principal of Geologic Associates, a geological consulting firm.

John Mesrobian, Esq. has been a member of the Board of Directors since February 1, 2002. Mr. Mesrobian is a graduate of the University of Massachusetts where he received his Bachelor of Arts degree in 1975. In 1993 he was given the professional designation of "Esq" from the Institute of Directors London. (He is not an attorney.) Since 1990 he has been both the President and Chairman of Constantinople Advisors and Financial Institutions Services Corp., private consulting companies which he founded. Mr. Mesrobian is not currently affiliated with any other public companies.

Ralph Braun has been the Chief Financial Officer of the Company since April 1, 2001. His duties include working in the areas of planning, budgeting, finance, accounting and systems. He is a Certified General Accountant in Canada, a designation that he received in 1998. Mr. Braun is a graduate of the University of British Columbia. He received his Bachelor of Arts degree from this institution in 1988. He is also a graduate of the University of Western Washington where he received his MBA in 1992. From 1996 until 1998 he held the position of Controller of Finance with the Canadian Home Income Plan and from 1996 until 2000 he held the position of Controller of IT with the same organization. He is currently doing database application development for the Canadian Home Income Plan as an independent contractor.

Manabu Kameda has been a member of the Board of Directors since May 16, 2003. A graduate of Kyoto Sangyo University in Business Administration, Mr. Kameda has extensive experience in commercial banking and has consulted for both public and private companies. He is also a member of the Board of Directors of Jipangu which is a major shareholder of the Company.
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The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Executive Officers serve at the pleasure of the Board of Directors.

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony/misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Executive Officers.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he was selected as a Director or Executive Officer.

6.B. Compensation

Cash Compensation. Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Executive Officers during Fiscal 2002 ended 12/31/2002 was $122,045.

Table No. 7 details compensation paid/accrued for Fiscal 2001/2000/1999 ended December 31st for the Senior Management.
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Table No. 7 Summary Compensation Table Senior Management
		Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation	Stock Award(s)	Restricted Options/SARS(#)	All Other Compensation
Nicholas T. Ferris, President and Director	2002	$76,350	---	---	---	150,000	---
	2001	$84,000	---	---	---	350,000	---
	2000	$42,000	---	---	---	250,000	---

Ralph Braun, Chief Financial Officer	2002	$45,696	---	---	---	175,000	---
	2001	$21,669	---	---	---	175,000	---
	2000	nil	---	---	---	nil	---

Options/SARs Granted/Exercised During The Most Recently Completed Fiscal Year

During the most recently completed fiscal year, the following incentive stock options were granted to Senior Management, Directors, employees and consultants. No SARs (stock appreciation rights) were granted during this period.

Table No. 8 Stock Option Grants in Fiscal 2002 Ended 12/31/2002

Name	Number of Options Granted	Percentage of total options granted	Exercise Price per Share	Grant Date	Expiry Date	Market Value of Securities Number of Exer. Underlying Options of Total Price on Date of Grant per Share
Nicholas T. Ferris	150,000	25%	$0.28	2/1/02	2/1/07	$0.17
Ralph Braun	Nil	--	--	--	--	--
Cheri Pedersen	Nil	--	--	--	--	--
D'Arcy G. Adam	Nil	--	--	--	--	--
Kazuo Shuto	Nil	--	--	--	--	--
Driffield Cameron	Nil	--	--	--	--	--
John Mesrobian	150,000	25%	$0.28	2/1/02	2/1/07	$0.17
William J. Murphy III (consultant)	125,000	20%	$0.50	3/5/02	3/5/04	$0.45
David R. Shaddrick (consultant)	100,000	16%	$0.50	3/13/02	3/13/04	$0.36
Oussama El-Mohtar (consultant)	75,000	14%	$0.50	5/6/02	5/6/04	$0.42

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The following table gives certain information concerning stock option exercises during Fiscal 2001 by our Senior Management and Directors. It also gives information concerning stock option values.

Table No. 9 Aggregated Stock Options Exercises in Fiscal 2002 Fiscal Yearend Unexercised Stock Options Fiscal Yearend Stock Option Values Senior Management/Directors
Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Number of Unexercized Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In-The-Money Options at the Fiscal Year-End Exercisable/Unexercisable
Nicholas T. Ferris	--	--	500,000	$128,000
Ralph Braun	--	--	175,000	$49,000
Cheri Pedersen	--	--	125,000	$35,000
D'Arcy G. Adam	--	--	200,000	$56,000
Kazuo Shuto	--	--	150,000	$42,000
Driffield Cameron	--	--	150,000	$42,000
John Mesrobian	--	--	150,000	$42,000
Gregory Austin, Past Director	150,000	$30,000	N/A	N/A

Director Compensation.
The Company has no formal plan for compensating its Directors for their service in their capacity as Directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Stock Options.
The Company grants stock options to Directors, Senior Management and employees; refer to ITEM #6.E., "Share Ownership".

Pension/Retirement Benefits.
No funds were set aside or accrued by the Company during Fiscal 2002 to provide pension, retirement or similar benefits for Directors or Executive Officers.

Other Compensation.
No Executive Officer/Director received "other compensation" in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Executive Officers/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.
Except for the stock option program discussed in ITEM #6.E., the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers.
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Written Management/Consulting Agreements
Nicholas T. Ferris
Ralph Braun
David Shaddrick

6.C. Board Practices

6.C.1. Terms of Office.
Refer to ITEM 6.A.1.

6.C.2. Directors' Service Contracts.
--- Not Applicable ---

6.C.3. Board of Director Committees.
The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company's audits, the Company's internal accounting controls, and the professional services furnished by the independent auditors to the Company. The Audit Committee was formed on 4/18/00 and met on 4/27/2001 in Fiscal 2001 and met on 4/19/2002 in Fiscal 2002. The current members of the Audit Committee are: Nicholas T. Ferris, D'Arcy Adam and John Mesrobian.

6.D. Employees
As of 2/03/2003, the Company had two employees, including the two members of senior management. As of 12/31/2002 and 12/31/2001, the Senior Management were the only employees. None of the Company's employees are covered by collective bargaining agreements. Management is defined as employees for disclosure purposes.

6.E. Share Ownership
Table No. 10 lists, as of 6/30/2003, Directors and Executive Officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the Directors and Executive Officers as a group. The Company is aware of one shareholder who has 5% or greater beneficial interest in the Company's securities: Mr. Tamisuke Matsufuji.

Table No. 10 Shareholdings of Directors and Executive Officers Shareholdings of 5% Shareholders
Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class#
Common	Nicholas T. Ferris (1)	939,166	2.7%
Common	Ralph Braun (2)	275,000	<1%
Common	Cheri Pedersen (3)	291,666	<1%
Common	D'Arcy G. Adam (4)	429,000	1.2%
Common	Kazuo Shuto (5)	250,000	<1%
Common	Driffield Cameron (6)	250,000	<1%
Common	John Mesrobian (7)	250,000	<1%
Common	Manabu Kameda (8)	150,000	<1%
Total Directors and Executive Officers		2,834,832	8.0%

Common	Tamisuke Matsufuji (9)	13,904,055	39.7%

Total Directors/Officers/5% Shareholders		16,738,887	47.5%

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# Based on 35,225,992 shares outstanding as of 6/30/2003 and stock options and warrants held by each beneficial holder exercisable within sixty days.

(1) of these shares, 700,000 represent currently exercisable share purchase options and 83,333 share purchase warrants;

(2) of these shares, 275,000 represent currently exercisable share purchase options;

(3) of these shares, 125,000 represent currently exercisable share purchase options and 83,333 share purchase warrants;

(4) of these shares, 300,000 represent currently exercisable share purchase options;

(5) of these shares, 250,000 represent currently exercisable share purchase options;

(6) Of these shares, 250,000 represent currently exercisable share purchase options;

(7) Of these shares, 250,000 represent currently exercisable share purchase options;

(8) Of these shares, 150,000 represent currently exercisable share purchase options and,

(9) Of these shares, 945,000 represent currently exercisable share purchase warrants.

Stock Options

J-Pacific stock options plan is limited to the issuance of 10% of the issued and outstanding common shares of the Company. Approval for stock options grants are made annually by a special resolution at the Company's Annual General Meeting approved by disinterested shareholders.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 11 as of 6/30/2003, as well as the number of options granted to Directors and all employees as a group.

Table No. 11 Stock Options Outstanding
Name	Number of Shares of Common Stock	CDN$ Exercise Price	Grant Date	Expiration Date
Nicholas T. Ferris	350,000	$0.20	11/16/01	11/16/06
	150,000	$0.28	2/7/02	2/7/07
	200,000	$0.70	1/6/03	1/6/08
Ralph Braun	175,000	$0.20	11/16/01	11/16/06
	100,000	$0.70	1/6/03	1/6/08
Cheri Pedersen	125,000	$0.20	11/16/01	11/16/06
D'Arcy G. Adam	200,000	$0.20	11/16/01	11/16/06
	100,000	$0.70	1/6/03	1/6/08
Kazuo Shuto	150,000	$0.20	11/16/01	11/16/06
	100,000	$0.70	1/6/03	1/6/08
Driffield Cameron	150,000	$0.20	11/16/01	11/16/06
	100,000	$0.70	1/6/03	1/6/08
John Mesrobian	150,000	$0.20	1/2/02	1/2/07
	100,000	$0.70	1/6/03	1/6/08
Manabu Kameda	150,000	$0.30	5/30/03	5/30/08
Consultant/Employee	250,000	$0.20	11/16/01	11/16/06
	100,000	$0.50	3/13/02	3/13/04
	125,000	$0.50	4/22/02	4/22/04
	100,000	$0.30	5/30/03	5/30/08
Total Officers/Directors	2,300,000
Total Employees/Consultants	575,000
Total Officers/Directors/Etc.	2,875,000

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ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.

7.A.1.a. Holdings By Major Shareholders.
Refer to ITEM #6.E. and Table No. 10.

7.A.1.b. Significant Changes in Major Shareholders' Holdings.
The participation in private placements of equity by the Company and exercise of stock options/share purchase warrants has lead over the last several year to some significant changes in the holdings of major shareholders; the table below reflects direct holdings of common shares, refer to Table No. 10 for additional information.

Table No. 12 Changes in Holdings of Major Shareholders
	Shares Owned 6/30/2003	Shares Owned 12/31/2002	Shares Owned 12/31/2001	Shares Owned 12/31/2000	Shares Owned 12/31/1999
Tamisuke Matsufuji	12,959,055	12,584,055	11,804,555	6,014,055	5,350,000

7.A.1.c. Different Voting Rights.
The Company's major shareholders do not have different voting rights.

7.A.2. Canadian Share Ownership.
On March 31, 2003, the shareholders' list for the Company's common shares showed 89 registered shareholders and 34,874,325 shares issued and outstanding. Of these shareholders, 61 were resident in Canada and 17 were resident in the United States.

The Company has researched the indirect holding by depository institutions and estimates that there are 666 "holders of record" resident in Canada, holding 16,244,004 shares; and, 305 "holders of record" resident in the United States, holding 270,303 common shares.

Based on this research and other research into the indirect holdings of other financial institutions, the Company believes that it has in excess of 1050 beneficial owners of its common shares.

7.A.3. Control of Company.
The Company is a publicly-owned Canadian corporation, the shares of which are owned by U.S. residents, residents of Japan, Canadian residents and other foreign residents. The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., "History and Development of the Company", and ITEM #6.E., "Share Ownership".

7.A.4. Change of Control of Company Arrangements.

- No Disclosure Necessary -
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7.B. Related Party Transactions
Certain geological, consulting and corporate services were provided to the Company and its subsidiaries by David Shaddrick, the Company's Chief Consulting Geologist who provided consulting services and by Ralph Braun, the Company's Chief Financial Officer.

The cost of such services for Fiscal 2002, ended December 31, 2002 was $90,999. The services provided were at rates similar to those charged to non-related customers.

Other than as disclosed above, there have been no transactions or proposed transactions, which have materially affected or will materially affect the Registrant in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. As stated above, the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

Trust Agreements
- No Disclosure Necessary -

Shares for Compensation to Shareholders Who Exercised Warrants
- No Disclosure Necessary -

Legal Services
- No Disclosure Necessary -

7.C. Interests of Experts and Counsel
- No Disclosure Necessary -

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information
The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with U.S. Generally Accepted Accounting Principles.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit report of Morgan & Company, independent Chartered Accountants, are included herein immediately preceding the financial statements and schedules.

8.A.7. Legal/Arbitration Proceedings
The Directors and the management of the Company know of no material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B. Significant Changes
No significant change has occurred since the date of the annual financial statements.
page 54

ITEM 9. THE OFFER AND LISTING

9.A.4. Common Share Trading Information
As of 6/30/2003, the authorized capital of the Company was 100,000,000 common shares without par value. As of 6/30/2003, there were 35,225,992 common shares issued and outstanding.

The Company's common shares began trading on the TSX Venture Exchange (formerly the Vancouver Stock Exchange) in Vancouver, British Columbia, Canada, under its former name "Claimstaker Resources Ltd." on August 9, 1990. The current stock symbol is "JPN". The CUSIP number is #46625P.

Table No. 13 lists the high and low sale prices on the TSX Venture Exchange for the Company's common shares for the last five fiscal years, the last two years by quarter, and the last six months.

Table No. 13 TSX Venture Exchange (formerly the Canadian Venture Exchange) Common Shares Trading Activity
- Sales - Canadian Dollars
Period	High	Low
Month Ended 06/30/03	0.29	0.20
Month Ended 05/31/03	0.30	0.25
Month Ended 04/30/03	0.35	0.28
Month Ended 03/31/03	0.38	0.25
Month Ended 02/28/03	0.48	0.30
Month Ended 01/31/03	0.56	0.30
Month Ended 12/31/02	0.53	0.22

Fiscal Year Ended 12/31/2002	0.70	0.10
Fiscal Year Ended 12/31/2001	0.17	0.05
Fiscal Year Ended 12/31/2000	0.30	0.05
Fiscal Year Ended 12/31/1999	0.80	0.11
Fiscal Year Ended 12/31/1998	0.55	0.15

Quarter Ended 12/31/02	0.53	0.21
Quarter Ended 09/30/02	0.52	0.25
Quarter Ended 06/30/02	0.70	0.35
Quarter Ended 03/31/02	0.52	0.10

Quarter Ended 12/31/01	0.17	0.05
Quarter Ended 09/30/01	0.15	0.08
Quarter Ended 06/30/01	0.15	0.07
Quarter Ended 03/31/01	0.10	0.05

The TSX Venture Exchange

The TSXV currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal. These service centers provide corporate finance, surveillance and marketing expertise. The corporate office for the TSXV is located in Calgary and the operations office is located in Vancouver.

The TSXV is a self-regulating organization owned and operated by the TSX Group. Representatives of its member firms and the public govern it.
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The TSX Group acts as a business link between TSX Venture Exchange members, listed companies and investors. TSXV policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

Regulation of the TSX Venture Exchange, its member firms and its listed companies is the responsibility of Market Regulation Services Inc. ("RS"), which was created as a joint initiative of The Toronto Stock Exchange Inc. and the Investment Dealers Association of Canada.

RS is recognized as a self-regulatory entity in the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec. As a Regulation Service Provider, RS provides independent regulation services to marketplaces (existing exchanges, quotation and trade reporting systems (QTRSs) and alternative trading systems (ATSs) and their participants in Canada that contract with RS Inc. for the provision of regulation services. As a national regulator for the Canadian marketplace, it is the first independent regulator of its kind for the Canadian securities market.

RS administers, oversees and enforces the Universal Market Integrity Rules ("UMIR"). To ensure compliance with UMIR, RS monitors real-time trading operations and market-related activities of marketplaces and participants. RS also enforces compliance with UMIR by investigating alleged rule violations and administering any settlements and hearings that may arise in respect of such violations.

RS's areas of responsibility include Market Surveillance; Operations and General Counsel (Market Policy); and Investigations and Enforcement.
The Market Surveillance division monitors all securities trading for compliance with the Universal Market Integrity Rules and marketplace specific rules. Market Surveillance also investigates irregularities and complaints relating to trading on marketplaces for which RS acts as regulation services provider to ensure a fair and orderly marketplace for all participants. This division is responsible for market supervision, which includes monitoring trading activity and timely disclosure, as well as preliminary investigations and trade desk compliance.

The market surveillance department issues TSXV notices to inform the public of halts, suspensions, de-listings and other enforcement actions. All TSXV notices can be found on the TSE/TSX website at www.tse.com. In the public interest, trading halts or suspensions are maintained until the surveillance department is satisfied that there is adequate disclosure of the company's affairs and a level playing field for investors. By Exchange policy, the department also reviews and approves certain types of transactions for all TSX listed companies. These types of transactions includes option grants, private placements and other share issuances, mergers and acquisitions, property-asset acquisitions and dispositions, loans, bonuses and finder's fees, changes of business, name changes, stock splits, and related party transactions. If the Exchange's review of such transactions finds them to be contrary to the public interest or is in violation of policy, approval for the transaction will be denied and any action taken by the company towards the completion of the transaction must be reversed.

The Operations and General Counsel division is responsible for the development and implementation UMIR as well as providing interpretations of, or exemptions from, UMIR with the goal of promoting market integrity. This division also coordinates all operational activities of RS including strategic planning and overall organizational matters. Finally, the General Counsel's office of this division is responsible for all legal services and matters relating to RS's Board of Directors.

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The Investigation and Enforcement division is responsible for conducting investigations and prosecutions of violations of the UMIR and Policies and market integrity and market quality rules specific to the TSX Venture Exchange. Functions of this division include Investigations, Enforcement and Investigative Research.

a) Investigations
Investigations focus on activities that may be in breach of the UMIR and/or the rules of the TSX Venture Exchange. The types of violations frequently investigated include high closings, market manipulation, client priority trading violations, unapproved trading, trading in restricted securities and conduct inconsistent with the just and equitable principles of trade.

Requests for investigations come primarily from the Market Surveillance division of RS. Other sources include the provincial securities commissions, the Operations and General Counsel division, marketplaces, and in some instances, the general public. Investigators also lend assistance to investigations conducted by provincial securities commissions.

b) Enforcement
Once an investigation is complete and a decision has been made to proceed with a prosecution a statement of allegations is served upon the concerned party which references the rule or rules alleged to have been in violation. An Offer of Settlement is also presented to the concerned party, who can either accept or reject the Offer of Settlement. If accepted, the Offer of Settlement must be approved by a hearing panel of RS. The hearing panel may accept the Offer of Settlement or reject it. If the Offer of Settlement is rejected by either the concerned party or by a settlement hearing panel, a Notice of Hearing is issued and served upon the concerned party and the matter proceeds to a hearing before a hearing panel. If the hearing panel determines that an applicable requirement has been violated, it may impose a range of penalties, including a reprimand, a fine, or the restriction, suspension or revocation of access to a marketplace. After all hearings, there is an official public notification concerning the outcome of the hearing and the penalty or remedy imposed.

c) Investigative Research
The Investigative Research Division performs in-depth corporate research relating to officers, directors, and significant shareholders of organizations applying to list securities on the TSX Venture Exchange, or applying to obtain access to the marketplace's trading systems. Due diligence is a major function of the Enforcement division. The overall goal is to improve communication and to raise the standards of compliance in the securities trading industry.

Investors in Canada are protected by the Canadian Investor Protection Fund ("CIPF"). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following Self- Regulatory Organizations: the TSX Venture Exchange, the Montreal Exchange, the Toronto Stock Exchange, the Toronto Futures Exchange and the Investment Dealers Association of Canada.
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9.A.5. Common Share Description

Registrar/Common Shares Outstanding/Shareholders
The Company's common shares are issued in registered form and the following information is taken from the records of the Company's transfer agent, Pacific Corporate Trust Company of Canada, located in Vancouver, British Columbia.

Common Share Description
All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the British Columbia Corporations Act ("Act"). Unless the Act or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Company's Articles and the British Columbia Corporations Act contain provisions that require a "special resolution" for effecting certain corporate actions. Such a "special resolution" requires a two-thirds vote of shareholders rather than a simple majority for passage. The principle corporate actions that require a "special resolution" include:

a. Changing the Company name;

b. Adding/changing/removing any restriction on the business or businesses that the Company may carry on;

c. Changing the maximum number of shares that the Company is authorized to issue;

d. Creating a new class of shares;

e. Changing the designation of all or any of its shares, and adding/changing/ removing any rights/privileges/restrictions and conditions, including rights to accrued dividends, in respect of all or any of its shares, whether issued/unissued;

f. Changing the number of any class or series, whether issued or unissued, into a different number of shares of the same class or series or into the same or a different number of shares or other classes or series.

g. Dividing a class of shares, whether issued/unissued, into series and fixing the number of shares in each series and the rights/privileges/restrictions/conditions of that series;

h. Authorizing the Directors to divide any class of unissued shares into series and fixing the number of shares in each series and the rights/privileges/restrictions/conditions of that series;

i. Authorizing the Directors to change the rights/privileges/ restrictions/conditions attached to unissued shares of any series;

j. Revoking/diminishing/enlarging any authority conferred under (h) and (i);

k. Increasing/decreasing the number of Directors or the minimum or maximum number of Directors, subject to other rules;

l. Subject to section 45(8), adding/changing/removing any other provision that is permitted by the British Columbia Corporations Act to be set out in the Articles;

m. Amending the Articles of Incorporation;

n. Shareholder approval of an amalgamation agreement;

o. Continuance of the Company into another jurisdiction;

p. Disposing of all or substantially all of the Company's assets and liabilities; and

q. Dissolution of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.
page 58

Share Purchase Warrants

Table No. 14 lists, as of June 30, 2003 share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table No. 14 Share Purchase Warrants Outstanding
			Exercise Price
Effective Date of Issuance	Number of Share Purchase Warrants Originally Granted	Number of Share Purchase Warrants Still Outstanding	First Year	Second Year	Expiration Date of Share Purchase Warrants
02/21/02	800,000	800,000	$0.30	$0.30	2/21/04
03/27/02	670,000	570,000	$0.50	$0.50	3/27/04
09/30/02	666,667	666,667	$0.50	$0.50	9/30/04
09/30/02	66,667	66,667	$0.30	$0.30	9/30/04
10/03/02	1,373,332	1,206,665	$0.50	$0.50	10/03/04
10/03/02	128,500	128,500	$0.30	$0.30	10/03/04
10/30/02	35,000	35,000	$0.30	$0.30	10/30/04
01/24/03	1,100,000	1,100,000	$0.60	$0.60	01/24/05
01/31/03	375,000	375,000	$0.60	$0.60	01/31/05

9.A.6. Differing Rights
9.A.7.a. Subscription Warrants/Right
9.A.7.b. Convertible Securities/Warrants
--- No Disclosure Necessary ---

9.C. Stock Exchanges Identified
The common shares trade on the TSX Venture Exchange in Canada. Refer to ITEM #9.A.4.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

10.A.1. Authorized/Issued Capital.
As of 6/30/2003, the authorized capital of the Company was 100,000,000 common shares without par value. As of 6/30/2003, there were 35,225,992 common shares issued and outstanding.

10.A.2. Shares Not Representing Capital.

10.A.3. Shares Held By Company.
--- No Disclosure Necessary ---

10.A.4. Stock Options/Share Purchase Warrants
10.A.5. Stock Options/Share Purchase Warrants
--- Refer to ITEM #6.E. and Table No. 14. ---
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10.A.6. History of Share Capital

During the year ended December 31, 1998 the Company issued shares pursuant to the following transactions:

a. On January 15, 1998 the Company closed a private placement and issued a total of 845,000 units at a price of $0.30 per unit. Each unit consisted of one common share and one non-transferable two year term share purchase warrant exercisable at $0.30 per share in the first year and $0.35 in the second year,

b. During this fiscal year, options were exercised for 5,000 common shares at $0.30 per share.

During the year ended December 31, 1999, the Company issued shares pursuant to the following transactions:

a. On June 10, 1999, the Company closed a private placement and issued a total of 1,125,000 units at a price of $0.40 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant exercisable at $0.50 per share for a one-year period.

b. The Company issued a total of 764,000 common shares for the exercise of stock options for total consideration of $204,810. The weighted average exercise price of the shares issued was $0.27.

c. The Company issued 20,000 common shares upon the exercise of 20,000 share purchase warrants for total consideration of $6,000.

d. The Company issued 75,000 common shares at a deemed price of $0.60 per share for mineral property option payments and finder's fees.

e. The Company issued 25,000 common shares at a deemed price of $0.40 in satisfaction of a licensing agreement.

f. The Company issued 574,350 at a deemed price of $1.06 on conversion of a convertible debenture.

During the year ended December 31, 2000, the Company issued shares pursuant to the following transactions:

a. On April 27, 2000 the Company issued 100,000 common shares at a price of $0.11 per common share as payment for the prepaid royalty on the Warrior Property.

b. On May 3, 2000, 555,555 share purchase warrants were exercised for an equal number of common shares for proceeds of $250,000.

c. On September 6, 2000, the Company issued 50,000 common shares at a price of $0.40 per common share as payment for a license agreement classified as other deferred assets.

page 60

During the year ended December 31, 2001, the Company issued shares pursuant to the following transactions:

a. Pursuant to a private placement, the Company issued 5,800,000 common shares at a price of $0.20 per common share. Proceeds from this transaction were $1,160,000.

During the year ended December 31, 2002, the Company has issued shares pursuant to the following transactions:

a. On February 21, 2002, the Company announced that it had closed a private placement consisting of the sale of 800,000 units at a price of $0.20 per unit. Each unit consisted of one common share and one share purchase warrant. Each share purchase warrant allows the holder to purchase an additional common share of the Company at a price of $0.30 per share until February 21, 2004.

b. On March 27, 2002, the Company closed a private placement consisting of the sale of 670,000 units at a price of $0.35 per unit. Each unit consisted of one common share and one share purchase warrant. Each share purchase warrant allows the holder to purchase an additional common share of the Company at a price of $0.50 per share until March 27, 2004.

c. On September 30, 2002, the Company closed a private placement consisting of the sale of 666,667 units at a price of $0.30 per unit. Each Unit consisted of one common share and one warrant, each warrant entitling the holder to purchase one additional common share of the Company at a price of $0.50 per share until September 30, 2004. In addition, 66,667 warrants were issued as a finders fee entitling the holder to purchase one additional common share of the Company at a price of $0.30 per share until September 30, 2004.

d. On October 3, 2002, the Company closed a private placement consisting of the sale of 1,373,332 units at a price of $0.30 per unit. Each Unit consisted of one common share and one warrant, each warrant entitling the holder to purchase one additional common share of the Company at a price of $0.50 per share until October 3, 2004. In addition, 128,500 warrants were issued as a finders fee entitling the holder to purchase one additional common share of the Company at a price of $0.30 per share until October 3, 2004.

e. On October 30, 2002, the Company closed a private placement consisting of the sale of 350,000 common shares at a price of $0.30 per unit. In addition, 35,000 warrants were issued as a finders fee entitling the holder to purchase one additional common share of the Company at a price of $0.30 per share until October 30, 2004.

f. The Company issued 100,000 common shares upon the exercise of 100,000 share purchase warrants for total consideration of $50,000.

g. The Company The Company issued 110,000 common shares at a deemed price of $0.41 per share for mineral property option payments.

f. The Company issued a total of 270,000 common shares for the exercise of stock options for total consideration of $54,000.

page 61

Subsequent to the end of Fiscal 2002, the Company has issued shares pursuant to the following transactions:

a. On January 24, 2003, the Company closed a private a private placement for 1,000,000 Units of the Company at a price of $0.40 per Unit where each Unit consists of one common share and one warrant, each warrant entitling the holder to purchase one additional common share of the Company at a price of $0.60 per share until January 24, 2005. In addition, 100,000 warrants were issued as a finders fee entitling the holder to purchase one additional common share of the Company at a price of $0.30 per share until January 24, 2005.

b. On January 31, 2003, the Company closed a private a private placement with Jipangu Inc. of Tokyo, Japan, for 375,000 Units of the Company at a price of $0.40 per Unit where each Unit consists of one common share and one warrant, each warrant entitling the holder to purchase one additional common share of the Company at a price of $0.60 per share January 31, 2005.

c. The Company issued 140,000 common shares at a deemed price of $0.26 per share for mineral property option payments.

d. The Company issued a total of 45,000 common shares for the exercise of stock options for total consideration of $9,000.

e. The Company issued 166,667 common shares upon the exercise of 166,667 share purchase warrants for total consideration of $83,334.

10.A.7. Resolutions/Authorizations/Approvals
--- No Disclosure Necessary ---

10.B. Memorandum and Articles of Association
The Memorandum and Articles of the Company do not address the Company's objects and purposes.

A Director shall not vote in respect of the approval of any contract or transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which the vote is taken.

The Directors may from time to time in behalf of the Company:

(a) borrow money in a manner and amount, on any security, from any source and upon any terms and conditions;

(b) issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person; and

(c) mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future).

There are no age considerations pertaining to the retirement or non-retirement of directors.

A Director shall not be required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by The Act, to become or act as a Director.

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the "Company Act" of British Columbia. Unless the "Company Act" or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Company's Articles and the Company Act of British Columbia contain provisions which require a "special resolution" for effecting certain corporate actions. Such a "special resolution" requires a three-quarters vote of shareholders rather than a simple majority for passage. The principle corporate actions that require a "special resolution" include:

a. Transferring the Company's jurisdiction from British Columbia to another jurisdiction;

b. Giving financial assistance under certain circumstances;

c. Certain conflicts of interest by Directors;

d. Disposing of all/substantially all of Company's undertakings;

e. Removing Director before expiration of his term of office;

f. Certain alterations of share capital;

g.Changing the Company name;

h. Altering any restrictions on the Company's business; and

i. Certain reorganizations of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.
page 62

There is no liability to further capital calls by the Company.

There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

The rights of holders of the Company's stock can only be altered by a Special Shareholders' meeting.

Subject to Article 9.2 and to The Act, the first annual general meeting shall be held within 15 months from the date of incorporation and the following annual general meetings shall be held once in every calendar year at a time, not being more than 13 months after the holding of the last preceding annual general meeting, and at a place as the Directors shall appoint. In default of the meeting being held, the meeting shall be called by any two members in the same manner as nearly as possible as that in which meetings are to be called by the Directors.

The Directors may, whenever they think fit, convene a general meeting. A general meeting, if requisitioned in accordance with The Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in The Act.

Not less than 21 days' notice of any general meeting specifying the time and place of meeting and in case of special business, the general nature of that business shall be given in the manner mentioned in Article 22, or in such other manner, if any, as may be prescribed by ordinary resolution whether previous notice has been given or not, to any person as may by law or under these Articles or other regulations of the Company entitled to receive the notice from the Company. But the accidental omission to give notice of any meeting to, or the non-receipt of any notice, by any person shall not invalidate any proceedings at that meeting.

Persons entitled to notice of a general meeting may waive or reduce the period of notice convening the meeting, by unanimous consent in writing, and may give such waiver before, during or after the meeting.

There are no limitations on the rights to own securities.

There is no provision of the Company's articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Shareholder ownership must be disclosed to the British Columbia Securities Commission and the TSX Venture Exchange by any shareholder who owns more than 10% of the Company's common stock.

10.C. Material Contracts

The following is a list of each material contract to which the Company is a party:

1. Management Agreement with Ralph W. Braun (CFO) of Delta B.C. dated April 1, 2001.

2. Management Agreement with Nicholas T. Ferris (President and CEO) of Vancouver B.C., dated November 1, 2000.

3. Consulting Services Agreement with David Shaddrick (Chief Consulting Geologist) of Reno, Nevada, dated June 14, 2001.

4. Share Purchase Agreement between the Company and No. 75 Corporate Ventures Ltd. and Jipangu Inc. of Tokyo, Japan, dated August 1, 1999.

5. Zenda Agreement with Saga Exploration of Reno, Nevada dated January 16, 1997.

6. Elizabeth Agreement with David White of Vancouver, B.C. and Tom Illidge of Goldbridge B.C., dated May 23, 2002.

7. Blue Agreement with Tom Illidge of Goldbridge B.C., dated May 23, 2002.

8. Golden Trend Agreement with Rubicon Resources of Reno, Nevada, dated March 29, 2002.

9. HC Agreement with KM Exploration LLC of Elko, Nevada, dated May 23, 2002.

10. RC Agreement with KM Exploration LLC of Elko, Nevada, dated May 23, 2002.

11. Callaghan Agreement with Mr. and Mrs. Kizis of Reno, Nevada, dated April 3, 2002.

page 63

10.D. Exchange Controls

Except as discussed in ITEM #10.E., the Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the common shares. There are no limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the charter or other constituent documents of the Company.

The Investment Canada Act (the "IC Act") governs acquisitions of Canadian business by a non-Canadian person or entity. The IC Act requires a non- Canadian (as defined in the IC Act) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada. The IC Act provides, among other things, for a review of an investment in the event of acquisition of "control" in certain Canadian businesses in the following circumstances:

1. If the investor is a non-Canadian and is a national of a country belonging to the North American Free Trade Agreement ("NAFTA") and/or the World Trade Organization ("WTO") ("NAFTA or WTO National"), any direct acquisition having an asset value exceeding $179,000,000 is reviewable. This amount is subject to an annual adjustment on the basis of a prescribed formula in the IC Act to reflect inflation and real growth within Canada. This threshold level does not apply in certain sections of Canadian industry, such as uranium, financial services (except insurance), transportation services and cultural services (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibition of film or video recordings on audio or video music recordings), to which lower thresholds as prescribed in the IC Act are applicable.

2. If the investor is a non-Canadian and is not a NAFTA or WTO National, any direct acquisition having an asset value exceeding $5,000,000 and any indirect acquisition having an asset value exceeding $50,000,000 is reviewable.

3. If the investor is a non-Canadian and is NAFTA or WTO National, an indirect acquisition of control is reviewable if the value of the assets of the business located in Canada represents more than 50% of the asset value of the transaction or the business is involved in uranium, financial services, transportation services or cultural services.

Finally, certain transactions prescribed in the IC Act are exempted from review altogether.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the IC Act:

(i) the acquisition of all or substantially all of the assets used in carrying on business in Canada;

(ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on business in Canada; or

(iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on business in Canada.

An acquisition of a majority of the voting shares of a Canadian entity, including a corporation, is deemed to be an acquisition of control under the IC Act. However, under the IC Act, there is a rebuttable presumption that control is acquired if one-third of the voting shares of a Canadian corporation or an equivalent undivided interest in the voting shares of such corporation are held by a non-Canadian person or entity. An acquisition of less than one-third of the voting shares of a Canadian corporation is deemed not to be an acquisition of control. An acquisition of less than a majority, but one-third or more, of the voting shares of a Canadian corporation is presumed to be an acquisition of control unless it can be established that, on the acquisition, the Canadian corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated Canadian entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.
page 64

In addition, if a Canadian corporation is controlled by a non-Canadian, the acquisition of control of any other Canadian corporation by such corporation may be subject to the prior approval of the Investment Review Division, unless it can be established that the Canadian corporation is not in fact controlled by the acquirer through the ownership of voting shares.

Where an investment is reviewable under the IC Act, the investment may not be implemented unless it is likely to be of net benefit to Canada. If an applicant is unable to satisfy the Minister responsible for Industry Canada that the investment is likely to be of net benefit to Canada, the applicant may not proceed with the investment. Alternatively, an acquirer may be required to divest control of the Canadian business that is the subject of the investment. In addition to the foregoing, the IC Act provides for formal notification under the IC Act of all other acquisitions of control by Canadian businesses by non-Canadian investors. The notification process consists of filing a notification within 30 days following the implementation of an investment, which notification is for information, as opposed to review, purposes.

10.E. Taxation

Canadian Federal Income Tax Considerations
The following summary discusses only the Canadian federal income tax considerations generally applicable to a holder (a "Holder") of one or more common shares of the Company who, for the purposes of the Income Tax Act (Canada) (the "Tax Act") is a non-resident of Canada who holds common shares as capital property. The summary deals with the provisions of the Tax Act in force on 12/31/1999. It does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules. Holders and prospective holders should consult their own tax advisers with respect to their particular circumstances.

Dividends
A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares. Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the "Treaty"), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%. If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, and, in all other cases, the tax rate is 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares
A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company. The Canadian Venture Exchange is a prescribed stock exchange under the Tax Act. A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.
page 65

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada. The Holder may, subject to certain limitations, deduct three-quarters of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Taxation
For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Company's common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares. The gain or loss will be a capital gain or capital loss if the Company's common shares is a capital asset in the hands of the U.S. Taxpayer.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Company's common shares. A U.S. Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability. A domestic corporation that owns at least 10% of the voting shares should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the Company's common shares.

Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return.

Holders and prospective holders are urged to consult their own tax advisers with respect to their particular circumstances.

10.F. Dividends and Paying Agents
The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.
page 66

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non- resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders. The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G. Statement by Experts
The Company's auditors for its financial statements for the preceding year was Morgan & Company, Chartered Accountants, located at 700 West Georgia Street, Suite 1488, Vancouver, B.C. CANADA V7Y 1A1. Morgan & Company is licensed to practice in British Columbia by the Institute of Chartered Accountants. Their audit report for Fiscal 2002/Fiscal 2001 is included with the related financial statements in this Registration Statement with their consent.

10.H. Document on Display
All of the documents referred to in this Registration Statement may be inspected at the head office of the Company, the address of which is indicated on the Cover Sheet of this Registration Statement.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
--- No Disclosure Necessary ---

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities
--- No Disclosure Necessary ---

12.B. Warrants and Rights
--- No Disclosure Necessary ---

12.C. Other Securities
--- No Disclosure Necessary ---

12.D. American Depository Shares
-- No Disclosure Necessary ---
page 67

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
--- No Disclosure Necessary ---

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
--- No Disclosure Necessary ---

ITEM 15. CONTROLS AND PROCEDURES
Within the 90-day period prior to the filing of this report ("Date of Evaluation"), an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

The Company's disclosure controls and procedures operate such that important information flows to appropriate collection and disclosure points in a timely manner and are effective to ensure that such information is accumulated and communicated to the Company's management, and made known to the Company's Chief Executive Officer and Chief Financial Officer, including the period when this Registration Statement on Form 20-F was prepared, as appropriate to allow timely decision regarding the required disclosure.

There have been no significant changes in the Company's internal controls or the occurrence of events or other factors that could significantly affect these controls, subsequent to the Date of Evaluation. Nor have there been any corrective actions with regard to significant deficiencies or material weaknesses.

ITEM 16. RESERVED
page 68

PART III

ITEM 17. FINANCIAL STATEMENTS
The Company's consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP).

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement. The auditors' report of Morgan & Company, Chartered Accountants, is included herein immediately preceding the consolidated financial statements and schedules.

ITEM 18. FINANCIAL STATEMENTS
The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19. EXHIBITS
Page Number
1. Certificate of Incorporation, Certificate of Name Change, Articles of Incorporation	84
2. Instruments defining the rights of holders of the securities being registered ***See Exhibit Number 1***
3. Voting Trust Agreements - NA
4. Material Contracts -
a. Management Agreement: Ralph Braun
126
b. Management Agreement: Nicholas T. Ferris
130
c. Consulting Agreement: David Shaddrick
135
d. Share Purchase Agreement: Jipangu Inc.
139
e. Zenda Agreement: Saga Exploration
157
f. Elizabeth Agreement: White and Illidge
166
g. Blue Agreement: Illidge
169
h. Golden Trend Agreement: Rubicon Resources Inc.
172
i. HC Agreement: KM Exploration LLC
191
j. RC Agreement: KM Exploration LLC
193
k. Callaghan Agreement: Mr. & Mrs. Kizis
195
l. SRK Consent letter - Blackdome
196
m. SRK Consent letter - Zenda
197
5. List of Foreign Patents - N/A
6. Calculation of earnings per share - N/A
7. Explanation of calculation of ratios - N/A
8. List of Subsidiaries - N/A
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities - N/A
10. Other Documents -
Auditor's Consent Letter
198
Signature Page
95

page 69

Audited Financial Statements

J-Pacific Gold Inc.
Consolidated Financial Statements
December 31, 2002 and 2001

("Auditor's Logo")

AUDITORS' REPORT

To the Shareholders of
J-Pacific Gold Inc.

We have audited the consolidated balance sheets of J-Pacific Gold Inc. as at December 31, 2002 and 2001, and the consolidated statements of loss and deficit, shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001, and the results of its operations and cash flows for the years then ended in accordance with United States generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, Canada	"Morgan & Company"
February 24, 2003	Chartered Accountants

Comments by Independent Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require that the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by going concern considerations such as described in Note 1 to the financial statements. Our report to the shareholders, dated February 24, 2003, is expressed in accordance with Canadian reporting standards which do not permit a reference to such considerations in the Auditors' Report when the consideration is adequately disclosed in the financial statements.

Vancouver, Canada	"Morgan & Company"
February 24, 2003	Chartered Accountants
page 70

J-Pacific Gold Inc.
Consolidated Balance Sheet
As at December 31, 2002 and 2001
(expressed in Canadian Dollars)

	2002 $	2001 $
Assets Current assets
Cash	235,734	38,769
Accounts receivable	25,340	4,607
Prepaid expenses	7,732	21,648
	268,806	65,024

Deposits (note 4)	114,500	118,963
Property, plant and equipment (note 5)	810,931	784,548
	1,194,237	968,535
Liabilities Current liabilities
Accounts payable and accrued liabilities	97,540	54,803
Accounts payable - related parties	15,603	18,183
	113,143	72,986

Provision for reclamation costs (note 4)	100,000	100,000

Shareholder loans (note 8)	188,222	99,651
	401,365	272,637

Shareholders' Equity Capital stock, no par value; 100,000,000 authorized; 33,494,325 issued (2001: 29,154,326 issued)	11,981,870	10,749,270
Contributed surplus (note 10)	133,016	55,696
Accumulated other comprehensive income (note 15)	28,003	31,058
Deficit	(11,350,017)	(10,140,126)
	792,872	695,898
	1,194,237	968,535

Going concern and nature of operations (note 1)

See accompanying notes

page 71
J-Pacific Gold Inc.
Consolidated Statement of Loss and Deficit
For the years ended December 31, 2002 and 2001
(expressed in Canadian Dollars)

	2002 $	2001 $
Revenue	-	-

Expenses
Amortization	7,256	5,596
Exploration and evaluation costs	588,274	49,212
General and administrative	599,605	523,524
Care and maintenance	57,386	68,139
	1,252,521	646,471
Loss from operations	(1,252,521)	(646,471)

Other income (expenses)
Interest income	1,641	1,063
Other income	12,989	-
Loss before income taxes	(1,237,891)	(645,408)

Deferred income tax on issue of flow-through shares	28,000	-

Loss for the year	(1,209,891)	(645,408)

Deficit - Beginning of year	(10,140,126)	(9,494,718)

Deficit - End of year	(11,350,017)	(10,140,126)

Basic and diluted loss per share	(0.04)	(0.03)

Weighted average number of common shares outstanding	31,171,513	24,418,984
See accompanying notes

page 72
J-Pacific Gold Inc.
Consolidated Statement of Cash Flows
For the years ended December 31, 2002 and 2001
(expressed in Canadian Dollars)

	2002 $	2001 $
Cash flows from (used in) operating activities
Loss for the year	(1,209,891)	(645,408)
Items not affecting cash
Amortization	7,256	5,596
Stock based compensation	77,320	55,696
Deemed interest on shareholder loans	6,879	47,611
Shares issued for exploration and evaluation	45,100	-
Tax benefit on flow-through shares	(28,000)	-
Changes in non-cash working capital items
Accounts receivable	(20,733)	(1,192)
Prepaid expenses	13,916	5,081
Accounts payable	40,157	(5,977)
	(1,067,996)	(538,593)

Cash flows from (used in) financing activities
Proceeds from the issue of common shares	1,215,500	1,160,000
Increase in shareholder loan	168,432	509,328
Repayment of shareholder loan	(86,741)	(1,080,240)
	1,297,191	589,088

Cash flows from (used in) investing activities
Mine property, plant and equipment	(32,481)	(28,446)
Reclamation deposits	4,463	(462)
Purchase of other capital assets	(1,157)	(8,073)
	(29,175)	(36,981)
Effect of exchange rate changes on monetary items	(3,055)	17,251

Increase in cash	196,965	30,765

Cash - Beginning of year	38,769	8,004

Cash - End of year	235,734	38,769

Supplementary cash flow information (note 13)

See accompanying notes

page 73
J-Pacific Gold Inc.
Consolidated Statement of Shareholders' Equity
As at December 31, 2002 and 2001
(expressed in Canadian Dollars)

	Common Shares
	Number of Shares	At Par Value $	Contributed Surplus $	Accumulated Other Comprehensive Income (Loss) $	Deficit $	Total Shareholders' Equity $

Balance at December 31, 2000	23,354,326	9,589,270		13,807	(9,494,718)	108,359
Shares issued	5,800,000	1,160,000				1,160,000
Stock based compensation			55,696			55,696
Comprehensive income (loss):
Net income (loss)					(645,408)	(645,408)
Other comprehensive income (loss):
Unrealized foreign exchange gain / (loss)				17,251		17,251

Balance at December 31, 2001	29,154,326	10,749,270	55,696	31,058	(10,140,126)	695,898
Shares issued	3,859,999	1,111,500				1,111,500
Warrants exercised	100,000	50,000				50,000
Options exercised	270,000	54,000				54,000
Shares for exploration and evaluation	110,000	45,100				45,100
Stock based compensation			77,320			77,320
Tax benefit of shares issued		(28,000)				(28,000)
Comprehensive income (loss):
Net income (loss)					(1,209,891)	(1,209,891)
Other comprehensive income (loss):
Unrealized foreign exchange gain / (loss)				(3,055)		(3,055)

Balance at December 31, 2002	33,494,325	11,981,870	133,016	28,003	(11,350,017)	792,872

See accompanying notes
page 74
J-Pacific Gold Inc.
Notes to Consolidated Financial Statements
December 31, 2002 and 2001
(expressed in Canadian Dollars)

1	Nature of operations and going concern

The Company was formed on February 8, 1990 under the Company Act of British Columbia, Canada.   The Company is engaged in the exploration and evaluation of exploration properties, primarily gold, in Canada and the United States. The Company also maintains a fully permitted mine operation in British Columbia and a near fully permitted mine operation in California.   Both operations are currently not in production but are maintained in a state allowing for short time-lines (less than one year) to production.

The Company has a working capital surplus of $155,663 at the end of the year.  Additional financing or continued financial support from Jipangu Inc. ("Jipangu"), a major shareholder, is required to sustain the Company at the current rate of expenditure and to meet its spending commitments to keep the Blackdome Mine and its exploration and development projects in good standing.   To raise capital, the Company continues to maintain relationships with brokers and private individuals interested in exploration investments.   The Canadian government provides incentives to investors investing in companies engaged in exploration activity in Canada.   One such incentive program referred to as flow through shares allows the Company to renounce expenses to individual investors effectively reducing an investor's exposure and potentially increasing an investor's return.   The Company intends to take full advantage of this and other available government programs.

These consolidated financial statements are prepared on a going concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business.   Accordingly, they do not give effect to any of the adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these consolidated financial statements.

2	Significant accounting policies

Basis of consolidation

The consolidated financial statements include the accounts of J-Pacific Gold Inc. and its direct and indirect subsidiaries, Equinox Resources (Calif.) Inc., Golden Trend Resources Inc. and Auric Resources Inc. and it's proportionate share of the assets, liabilities, revenues and expenses of No. 75 Corporate Ventures ("No. 75"), an incorporated joint venture in which the Company has a 50% interest.  All inter-company transactions have been eliminated.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States required management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.   Actual results may differ from these estimates.

Property, plant and equipment

Property, plant and equipment are carried at cost.   Expenditures for replacements and betterments are capitalized; maintenance and repair expenditures are charged to operations as incurred.

The principal depreciation method used for mining, smelting and refining operations is the units-of-production method applied on a group basis. Buildings, machinery and equipment for other operations are depreciated using the straight-line method over estimated economic lives of three to forty years. Upon disposal of assets depreciated on a group basis, cost less salvage is charged to accumulated depreciation.

Depletion of mines is computed on the basis of an overall unit rate applied to the pounds of principal products sold from mine production.   Mine exploration costs and development costs to enhance reserve calculations are charged to operations as incurred.

Values for mining properties represent the Company's 50% interest in property, plant and equipment.   Property, plant and equipment consists of mill, machinery, tailings facility, mining equipment and camp.   No intangible items are capitalized in the carrying value of property, plant and equipment.   The Company reviews its long-lived assets to be held and used whenever events or circumstances indicate that the carrying value of those assets may not be recoverable.   An impairment loss is recognized when the carrying amount of the asset exceeds fair market value.

Claims and option interests

Exploration and evaluation costs are expenses as incurred.

The Company is currently exploring and evaluating a number of claims and has option interests in a number of properties. All exploration and evaluation expenditures incurred on these claims and option interests are charged to operations until it is determined that the property has economically recoverable mineral reserves. Upon determination of economic recoverable mineral reserves, costs are capitalized by area of interest and depleted on a units of production basis after commencement of mining.

Stock based compensation

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"), and SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, defines a fair-value-based method of accounting for stock-based employee compensation and transactions in which an entity issues its equity instruments to acquire goods or services from non-employees, and encourages but does not require companies to record compensation cost for stock-based employee compensation at fair value.   The Company has chosen to account for stock-based employee compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations.   Accordingly, compensation cost for stock options is measured for the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

SFAS No. 130, "Reporting Comprehensive Income", requires companies to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.

Earnings per share

Basic income (loss) per share is computed by dividing income (loss) applicable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted income (loss) per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company, unless the effect is to reduce a loss or increase earnings per share.

Impairment

Management assesses the carrying value of assets held for sale, mineral claims, and property and equipment for impairment when circumstances warrant such a review.

Generally, assets to be used in operations are considered impaired if the sum of expected undiscounted future cash flows is less than the assets' carrying values. If impairment is indicated, the loss is measured based on the amounts by which the assets' carrying values exceed their fair values. The Company has no assets considered impaired.

Foreign exchange translation

The operations of the Company's foreign subsidiaries are translated into Canadian dollars as follows: monetary assets and liabilities at the rates of exchange prevailing at the balance sheet date; other assets and liabilities at the applicable historical exchange rates; and revenues and expenses at the average rate of exchange for the year, except for non-monetary expenses which are at the rates used for the translation of the related assets. Unrealized gains and losses on translation are included in comprehensive income.

Flow-Through Shares

Under FAS 109 the proceeds from issuance should be allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares. A liability is recognized for this difference. The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense is the difference between the amount of the deferred tax liability and the liability recognized on issuance.

3	Recent Accounting Pronouncements

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 141 - "Business Combinations:, and SFAS No. 142 - "Goodwill and Other Intangible Assets". The adoption of these standards had no effect on the Company's financial position, results of operations or liquidity in 2002.

Effective January 1, 2002, the Company adopted SFAS No. 144 - "Accounting for Impairment or Disposal of Long-Lived Assets".   This standard establishes a single accounting model for the impairment of long-lived assets to be held and used, or to be disposed of by sale or abandonment, and broadens the definition of discontinued operations.   The adoption of this standard had no effect on the Company's accounting for impairment and disposal of long-lived assets.

In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145 - "Rescission of FASB Statements No. 4, 44 and 64, Amendment of SFAS No. 13 and Technical Corrections".   The Company will apply SFAS No. 145 in 2003.   It is not expected that the implementation of SFAS will have a significant impact on the Company's financial position or results of operations.

4	Deposits

Deposits represent an amount receivable of $100,000 (2001 - $100,000) and bonds of $14,500 (2001 - $18,963) relating to reclamation permits issued on various exploration properties held by the Company. An irrevocable letter of credit issued by a Canadian chartered bank has been issued as collateral for the amount receivable.

page 75

5	Property, plant and equipment
		2002 $	2001 $
	Mine property, plant and equipment	794,827	762,346
	Other equipment	109,551	106,836
		904,378	869,182
	Less: accumulated depreciation	(93,447)	(84,637)
		810,931	784,548
6	Investment in joint venture

The Company has entered into a joint venture with Jipangu for the operation of the Blackdome Mine near Clinton, British Columbia, Canada. The Company has been appointed operator of the joint venture agreement and, in that capacity, is entitled to management fees equal to 7% of the operating costs.

During the years ended December 31, 2002 and 2001, Jipangu advanced funds to the Company to allow for continued care and maintenance of the mine.

The consolidated financial statements include the Company's 50% interest in the corporate joint venture as follows:

	2002 $	2001 $
Current assets	709	2,865
Long-term assets	804,827	772,346
Current liabilities	-	12,351
Long-term liabilities	100,000	100,000
Expenses	57,386	68,138
Cash flows from operating activities	(54,935)	(52,300)
Cash flows from financing activities	86,901	121,099
Cash flows from investing activities	(32,481)	(65,946)
page 76

7	Claims and option interests

a) Zenda claim and option interest

The Company has a 100% interest in the Zenda Gold Mine located near Bakersfield, California. The agreement requires the Company to issue to the vendors a maximum of 2,050,000 common shares, of which 1,000,000 common shares have been issued. Under the terms of the agreement, the vendors are the operator and, upon the raising of financing by the Company, are required to construct the facility. The vendors can earn up to an additional 550,000 shares dependant upon completing the facility at various cost levels compared to the approved capital cost budget. The final 500,000 shares will be issued when the Company recovers its pre-production expenses.

The vendors retain a 25% net profits interest after capital payback to the Company and a 5% net smelter royalty ("NSR") is payable to underlying interests.

b) Golden Trend claim interest

Golden Trend consists of 111 unpatented mining claims in Eureka County, Nevada. Of the 111 claims, 90 are subject to a 3% NSR of which 2% may be purchased. The Company must pay US $10,000 each year as an advance royalty on the NSR.

c ) Callaghan claim and option interest

Callaghan consists of a lease agreement with an option to purchase the ten unpatented claims of the Callaghan property in Lander County, Nevada. The claims are subject to a 3% NSR (net of federal and state royalties) of which 2% can be purchased. The Company made an advance minimum royalty ("AMR") payment of $8,470 upon signing the agreement. Advance minimum royalty payments are US$5,000 in year two and three, US$20,000 in year four, and US$25,000 in year five and there after. The Company has an option to purchase 100% of the property for US$20,000 after total expenditures of US$500,000. The agreement includes 50 unpatented mining claims staked by the Company adjacent to the original ten. The agreement grants all mineral and mining rights to the property for a ten-year term, which is renewable for additional ten-year terms.

d) RC claim and option interest

On May 23, 2002, the Company entered into a lease agreement with an option to purchase the twenty unpatented claims of the RC Project, an early stage gold exploration project located in Elko County, Nevada. The agreement with the optionor includes forty-one unpatented mining claims staked by the Company adjacent to the original twenty. The agreement grants all mineral and mining rights to the property for a ten-year term, which is renewable for additional ten-year terms. The Company made a royalty payment of US $8,470 upon signing the agreement and is to make additional AMR payments of US$10,000 in years two, US$15,000 in years three, US$20,000 in year four, and US$30,000 in year five and each subsequent year to maintain the agreement. The Company issued 20,000 shares upon signing the agreement and is to issue an additional 30,000 shares at the first anniversary of the lease. Following the cumulative expenditure of US$500,000, the Company has an option to purchase 100% of the property, subject to royalty payments, for US$20,000. A three percent Net Smelter Royalty interest is retained by the optionor, of which two percentage points are purchasable by the Company for US$1,000,000 per percentage point. The AMR payments are deductible from any production royalties that might be payable to the optionor, as are any federal and state royalties.

e) HC option interest

On May 23, 2002, the Company entered into a lease agreement with an option to purchase the twenty unpatented claims of the HC Project, an early stage gold exploration project located in Eureka County, Nevada. The agreement with the optionor includes thirty unpatented mining claims staked by the Company adjacent to the original twenty. The agreement grants all mineral and mining rights to the property for a ten-year term, which is renewable for additional ten-year terms. The Company made a royalty payment of US $8,470 upon signing the agreement and is to make additional AMR payments of US$10,000 in years two, US$15,000 in years three, US$20,000 in year four, and US$30,000 in year five and each subsequent year to maintain the agreement. The Company issued 20,000 shares upon signing the agreement and is to issue an additional 30,000 shares at the first anniversary of the lease. Following the cumulative expenditure of US$500,000, the Company has an option to purchase 100% of the property, subject to royalty payments, for US$20,000. A three percent Net Smelter Royalty interest is retained by KM, of which two percentage points are purchasable by the Company for US$1,000,000 per percentage point. The AMR payments are deductible from any production royalties that might be payable to the optionor, as are any federal and state royalties.

f) Elizabeth claim and option interest

On May 23, 2002, the Company entered into option to purchase agreements for the four crown granted mineral claims known as the "Elizabeth Property" and for surrounding mineral claims known as the "Blue Claims" in the Lillooet Mining District, British Columbia, Canada. In October 2002, the Company staked an additional 24 mineral claims. Collectively, the claims are referred to as the "Elizabeth Project". The property is an early-stage exploration project, located roughly 35 kilometres northeast of the former gold mining town of Bralorne and 30 kilometres south of the Company's Blackdome Gold Mine.

With respect to the Elizabeth property, the Company made a payment of $10,000 upon signing the agreement and issued 50,000 common shares. To maintain the option, the Company is to make an additional cash payment of $5,000 at the first anniversary of the agreement, issue 50,000 common shares at the first anniversary of the agreement, 50,000 shares upon the exercise of the option and 50,000 common shares upon the commencement of production. As well, beginning at the second anniversary of the agreement, the Company is to make AMR payments of $10,000 per year, which are deductible from any production royalties. The agreement includes a $500,000 exploration work commitment wherein $200,000 is to be completed by December 31, 2003, $150,000 by December 31, 2004, and $150,000 by December 31, 2005. The optionors retain a four percent NSR interest, of which two percentage points are purchasable by the Company for $1,000,000 per percentage point.

With respect to the Blue claims, the Company made a payment of $2,000 upon signing the agreement and issued 20,000 common shares. To maintain the option, the Company must issue 30,000 common shares at the first anniversary of the agreement and 50,000 shares upon the exercise of the option. As well, beginning at the first anniversary of the agreement, the Company is to make AMR payments of $5,000 per year, which are deductible from any production royalties. The agreement includes a $500,000 exploration work commitment wherein $50,000 is to be completed by December 31, 2003, $150,000 by December 31, 2004, $150,000 by December 31, 2005 and $150,000 by December 31, 2006. The optionor retains a three percent NSR, of which two percentage points are purchasable by the Company for $1,000,000 per percentage point.

In addition to the above terms, to complete the exercise of both option agreements, the Company must complete a feasibility study prepared by an independent mining engineer.

g) Blackdome South claim interest

During the late spring and summer of 2002, the Company staked a total of 341 mineral claim units contiguous to the south of the Blackdome Gold Mine project in the Clinton mining division of British Columbia. These new claims have been named the "Blackdome South" project and are held 100% by the Company.

h) Truax claim interest

In October of 2002, the Company staked a total of 94 mineral claim units contiguous in the historic Bridge River Mining Camp in the Lillooet mining division of British Columbia. These new claims are 100 % held by the Company.

8	Shareholder loans

During the year ended December 31, 2002, shareholder loans in the amount of $188,222 (2001 - $99,651) were made to the Company from Jipangu. Loans for $70,000 and $60,000 bear interest at a rate of 7.0% per annum accruing a total of $2,323 during 2002. The balance of the loan amount is non-interest bearing. The loans are unsecured and have no fixed repayment terms. During 2002, $168,432 was received from Jipangu (2001 - $509,328). During the year, the shareholder loan was reduced by $86,741 representing Jipangu's 50% interest in the Blackdome operation.

Deemed interest at 7.0% is accrued and expensed on the non-interest bearing portion of the shareholder loans.

9	Commitments

Effective August 31, 2002, the Company entered into an amended lease agreement for office space for a one year period expiring August 31, 2003. The Company has also committed to certain operating leases for the rental of a vehicle. The future minimum lease payments required under these lease agreements are:

page 77

	Office $	Vehicles $
2003	23,998	4,480

10	Stock options and warrants outstanding

The Company has no formalized stock option plan. The following table summarizes information about the options at December 31, 2002 and 2001 and the changes for the years then ended.

		2002		2001
	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $
Options outstanding -
Beginning of year	1,825,000	0.20	695,000	0.25
Granted	600,000	0.37	2,750,000	0.19
Exercised	(270,000)	0.20	-	-
Forfeited	-	-	(1,500,000)	0.19
Expired	-	-	(120,000)	0.20
Options outstanding -
End of year	2,155,000	0.25	1,825,000	0.20
The following table summarizes information about stock options outstanding and exercisable at December 31, 2002:
Exercise price $	Options outstanding	Weighted average remaining contracted life (years)	Weighted average exercise price $
0.20	1,705,000	3.58	0.20
0.28	150,000	4.10	0.28
0.50	300,000	1.28	0.50
	2,155,000	3.30	0.25
Stock based compensation

SFAS No. 123 "Accounting for Stock-Based Compensation" contains a fair value-based method for valuing stock based compensation. Management accounts for options under Accounting Principles Board ("APB") No. 25 "Accounting for Stock Issued to Employees", under which no compensation is recognized in connection with options granted to employees and directors except if options are granted at a exercise price below the market price of the underlying stock. The Company recognizes compensation expense on all options granted to contractors.

The fair value of each option granted to employees and directors has been estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free rate 2.45% (2001 - 2.46%); dividend yield 0% (2001 - 0%); volatility of 137% (2001 - 123%); and 4.10 years of expected lives (2001 - 4.9 years). The weighted average fair value of options granted to directors and employees during is $0.17.

Had compensation expense been recognized on the basis of fare value pursuant to SFAS No. 123, loss for the year and loss per share would have been as follows:

	2002 $	2001 $
Loss for the year (as reported)	(1,209,891)	(645,408)
Pro-forma	(1,260,976)	(701,104)
Basic loss per share (as reported)	(0.04)	(0.03)
Pro-forma	(0.04)	(0.03)

page 78
Share Purchase Warrants
	Number of warrants	2002 Weighted average exercise price $	Number of warrants	2001 Weighted average exercise price $
Warrants outstanding -	-	-	2,444,445	0.45
Beginning of year			-	-
Granted	3,740,166	0.45	-	-
Exercised	(100,000)	0.50	-	-
Expired	-	-	(2,444,445)	0.45
Warrants outstanding -
End of year	3,640,166	0.44	-	-
The following table summarizes information about warrants outstanding and exercisable at December 31, 2002:
Exercise price $	Warrants outstanding	Weighted average remaining contracted life (years)	Weighted average exercise price $
0.30	1,030,167	1.28	0.30
0.50	2,609,999	1.65	0.50
	3,640,166	1.55	0.44

11	Related party transactions

During the year ended December 31, 2002, fees totaling $90,999 were paid to officers of the Company. During the year ended December 31, 2001, a fee of $3,653 was paid to a former director and officer.

12	Income Taxes

	2002 $	2001 $
Loss for the year	(1,209,891)	(645,408)
Statutory income tax rate	40%	45%
Expected income tax (recovery)	(483,956)	(290,434)
Increase in valuation allowance	483,956	290,434
Income tax	-	-
The significant components of the Company's deferred tax assets are as follows:
	2002 $	2001 $
Operating losses	1,738,000	1,754,000
Accounting value of mineral property interest in excess of tax values	202,000	-
	1,940,000	1,754,000
Valuation allowance	(1,940,000)	(1,754,000)
	-	-

The Company has non-capital loss carry forwards of approximately $4,345,536 that may be available for tax purposes. A valuation allowance has been fully provided on these losses as currently these amounts are less likely to be realized. The losses expire as follows:

	$
2003	330,000
2004	710,000
2005	771,000
2006	920,000
2007	372,000
2008	572,000
2009	670,000
	4,345,000

The Company also has accumulated exploration and development costs available for deduction against future Canadian income for tax purposes. No benefit has be recognized in respect of these amounts which may be carried forward indefinitely.

page 79

13	Segmented financial information

The Company operates in two segments: the care and maintenance of the Blackdome Mine in Canada and the exploration and development of gold properties in Canada and the USA.

	Blackdome Mine $	Exploration in Canada $	Exploration in USA $	Corporate Office $	Total $
December 31, 2002
Loss for the year	44,224	576,323	11,951	577,393	1,209,891
Total Assets	905,536	-	981	287,720	1,194,237
Capital Assets	794,827	-	-	16,104	810,931
Capital Expenditures	32,481	-	-	1,157	33,638
Amortization	-	-	-	7,256	7,256

December 31, 2001
Loss for the year	68,138	855	48,357	528,058	645,408
Total Assets	875,211	-	8,531	84,793	968,535
Capital Assets	762,346	-	-	22,202	784,548
Capital Expenditures	28,446	-	-	8,073	36,519
Amortization	-	-	-	5,596	5,596

14	Supplementary cash flow information During the years ended December 31, 2002 and 2002, the Company conducted non-cash operating, investing and financing activities as follows:
	2001 $	2002 $
Non-cash financing activities
Shares issued for property	45,100	-
Interest paid during the years ended December 31, 2002 and 2001 was as follows:
	2001 $	2002 $
Interest paid	2,825	3

page 80

15	Comprehensive income The Company has the following comprehensive income:
	2001 $	2002 $
Unrealized foreign exchange gain (loss)	(3,055)	17,251

16	Risk

The Company has $175,000 (2001 - nil) of cash at financial institutions in excess of insured limits. The Company is exposed to foreign exchange risk pertaining to its U.S. exploration and evaluation programs.

17	Subsequent events

a) Subsequent to December 31, 2002, the Company granted 700,000 options to directors and officers with an exercise price of $0.70 expiring January 15, 2008.

b) Subsequent to December 31, 2002, the Company completed two private placements for the issuance of 1,375,000 units at $0.40 for proceeds of $550,000 to the Company. Each unit consists of one common share and one share purchase warrant. One share warrant entitles the holder to acquire one common share of the Company at a price of $0.60 on before January 31, 2005.

c) On January 23, 2003, 5,000 options where exercised for proceeds of $1,000.

d) On February 24, 2003, 75,000 options expired unexercised.

page 81
Corporate Data J-Pacific Gold Inc. is a public company trading on the TSX Venture Exchange. The Company is involved in mineral exploration and mine development in North America.

Head Office
Suite 1440 - 1166 Alberni Street Vancouver, B.C. V6E 3Z3 Telephone: (604) 684-6677 Fax: (604) 684-6678 Toll free for Investor Relations: 1-888-236-5200 E-mail: ir@jpgold.com Web site: www.jpgold.com

Directors
D'Arcy Adam, Langley, British Columbia Driffield Cameron, Burlington, Ontario Nicholas T. Ferris, Vancouver, British Columbia John H. Mesrobian, Williamsburg, Virginia Kazuo Shuto, Tokyo, Japan

Officers
Nicholas T. Ferris, President and Chief Executive Officer Ralph Braun, Chief Financial Officer Cheri Pedersen, DuMoulin Black, Secretary David R. Shaddrick - Chief Consulting Geologist

Registrar and Transfer Agent
Pacific Corporate Trust Company

Banker
Bank of Montreal

Legal Counsel
DuMoulin Black, Vancouver, British Columbia

Stock Exchange
TSX Venture Exchange (TSX) Symbol: JPN
page 82
J-Pacific Gold Inc.
Consolidated Financial Statements
 As at March 31, 2003 and 2002
(Unaudited - prepared by Management)
Statements in accordance with US GAAP (expressed in Canadian dollars)

J-Pacific Gold Inc.
Consolidated Balance Sheets
 As at March 31, 2003 and 2002
Unaudited – Prepared by Management
Statements in accordance with US GAAP (expressed in Canadian dollars)

	Mar 31, 2003 $	Dec 31, 2002 $
Assets
Current Assets
Cash	530,267	235,734
Accounts receivable	12,448	25,340
Prepaid expenses	7,732	7,732
	550,447	268,806
Deposits (note 4)	114,500	114,500
Property, plant and equipment (note 5)	816,246	810,931
	1,481,193	1,194,237
Liabilities
Current liabilities
Accounts payable and accrued liabilities	13,540	97,540
Accounts payable - related parties	-	15,603
	13,540	113,143

Provision for reclamation costs (note 4)	100,000	100,000
Shareholder loans (note 8)	184,074	188,222
	297,614	401,365
Shareholders’ Equity
Capital stock, no par value; 100,000,000 authorized; 34,874,325 issued (December 31, 2002: 33,494,325 issued)	12,532,870	11,981,870
Contributed surplus (note 10)	133,016	133,016
Accumulated other comprehensive income (note 14)	27,070	28,003
Deficit	(11,509,377)	(11,350,017)
	1,183,579	792,872
	1,481,193	1,194,237
Going concern and nature of operations (note 1)
See accompanying notes.
page 83

J-Pacific Gold Inc.
Consolidated Statements of Loss and Deficit
 For the quarter ended March 31, 2003 and December 31, 2002
Unaudited – Prepared by Management
Statements in accordance with US GAAP (expressed in Canadian dollars)

	Mar 31, 2003 $	Mar 31, 2002 $

Revenue	-	-

Expenses
Amortization	2,253	1,768
Exploration and evaluation costs	4,786	8,324
General and administrative	146,726	107,328
Mine care and maintenance	6,997	3,002
	160,762	120,422
Loss from operations	(160,762)	(120,422)

Other income (expenses)
Interest income	1,402	129
Loss before income taxes	(159,360)	(120,293)

Loss for the year	(159,360)	(120,293)
Deficit – Beginning of year	(11,350,017)	(10,140,126)
Deficit – End of year	(11,509,377)	(10,260,419)
Basic and diluted loss per share	(0.005)	(0.004)
Weighted average number of common shares outstanding	32,399,965	30,117,993
See accompanying notes.
page 84

J-Pacific Gold Inc.
Consolidated Statements of Cash Flows
 For the quarter ended March 31, 2003 and 2002
Unaudited – Prepared by Management
Statements in accordance with US GAAP (expressed in Canadian dollars)

	Mar 31, 2003 $	Mar 31, 2002 $
Cash flows from (used in) operating activities
Loss for the year	(159,360)	(120,293)
Items not affecting cash
Amortization	2,253	1,768
Stock based compensation	-	3,891
Changes in non-cash working capital items
Accounts receivable	12,892	1,226
Prepaid expenses	-	5,566
Accounts payable	(99,603)	(31,425)
	(243,818)	(139,267)

Cash flows from (used in) financing activities
Proceeds from the issue of common shares	551,000	394,500
Increase in shareholder loan	-	39,245
Repayment of shareholder loan	(4,148)	(41,973)
	546,852	391,772

Cash flows from (used in) investing activities
Mine property, plant and equipment	-	(16,513)
Reclamation deposits	-	7,963
Purchase of other capital assets	(7,568)	(998)
	(7,568)	(9,548)
Effect of exchange rate changes on cash	(933)	(1,097)
Increase in cash	294,533	241,860
Cash – Beginning of year	235,734	38,769
Cash – End of year	530,267	280,629

Supplementary cash flow information (note 13)
See accompanying notes.
page 85

J-Pacific Gold Inc.
Consolidated Statements of Shareholders' Equity
 As at March 31, 2003
Unaudited – Prepared by Management
Statements in accordance with US GAAP (expressed in Canadian dollars)

	Common Shares
	Number of shares	At Par Value $	Contributed Surplus $	Accumulated Other Comprehensive Income (Loss) $	Deficit $	Total Shareholders' Equity $
Balance at December 31, 2000	23,354,326	9,589,270		13,807	(9,494,718)	108,359
Shares Issued	5,800,000	1,160,000				1,160,000
Stock based compensation			55,696			55,696
Comprehensive income (loss):
Net income (tax)					(645,408)	(645,408)
Other comprehensive income (loss):
Unrealized foreign exchange gain/(loss)				17,251		17,251

Balance at December 31, 2001	29,154,326	10,749,270	55,696	31,058	(10,140,126)	695,898
Shares Issued	3,859,999	1,111,500				1,111,500
Warrants exercised	100,000	50,000				50,000
Options exercised	270,000	54,000				54,000
Shares for exploration and evaluation	110,000	45,100				45,100
Stock based compensation			77,320			77,320
Tax benefit on flow through shares		(28,000)				(28,000)
Comprehensive income (loss):
Net income (loss)					(1,209,891)	(1,209,891)
Other comprehensive income (loss):
Unrealized foreign exchange gain/(loss)				(3,055)		(3,055)

Balance at December 31, 2002	33,494,325	11,981,870	133,016	28,003	(11,350,017)	792,872
Shares issued	1,375,000	550,000				550,000
Options exercised	5,000	1,000				1,000
Comprehensive income (loss):
Net income (loss)					(159,360)	(159,360)
Other comprehensive income (loss):
Unrealized foreign exchange gain/(loss)				(933)		(933)
	34,874,325	12,532,870	133,016	27,070	(11,509,377)	1,183,579

See accompanying notes.
page 86

J-Pacific Gold Inc.
Notes to Consolidated Financial Statements
 March 31, 2003
Unaudited – Prepared by Management
Statements in accordance with US GAAP (expressed in Canadian dollars)

1	Nature of operations and going concern

The company was formed on February 8, 1990 under the Company Act of British Columbia, Canada. The company is engaged in the exploration and evaluation of mineral properties, primarily gold, in Canada and the United States. The company also maintains a fully permitted mine operation in British Columbia and a near fully permitted mine operation in California. Both operations are currently not in production but are maintained in a state allowing for short time-lines (less than one year) to production.

The company has a working capital surplus of $536,907at the end of the quarter. Additional financing or continued financial support from Jipangu Inc. (“Jipangu”), a major shareholder, is required to sustain the company at the current rate of expenditure and to meet its spending commitments to keep the Blackdome Mine and its exploration and development projects in good standing. To raise capital, the company continues to maintain relationships with brokers and private individuals interested in exploration investments. The Canadian government provides incentives to investors investing in companies engaged in exploration activity in Canada. One such incentive program referred to as flow through shares allows the company to renounce expenses to individual investors effectively reducing an investor’s exposure and potentially increasing an investor’s return. The company intends to take full advantage of this and other available government programs.

These consolidated financial statements are prepared on a going concern basis, which implies that the company will continue realizing its assets and discharging its liabilities in the normal course of business. Accordingly, they do not give effect to any of the adjustments that would be necessary should the company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these consolidated financial statements.

2	Significant accounting policies

Basis of consolidation

The consolidated financial statements include the accounts of J-Pacific Gold Inc. and its direct and indirect subsidiaries, Equinox Resources (Calif.) Inc., Golden Trend Resources Inc. and Auric Resources Inc. and it’s proportionate share of the assets, liabilities, revenues and expenses of No. 75 Corporate Ventures (“No. 75”), an incorporated joint venture in which the company has a 50% interest. All inter-company transactions have been eliminated.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States required management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates.

Property, plant and equipment

Property, plant and equipment are carried at cost. Expenditures for replacements and betterments are capitalized; maintenance and repair expenditures are charged to operations as incurred.

The principal depreciation method used for mining, smelting and refining operations is the units-of-production method applied on a group basis. Buildings, machinery and equipment for other operations are depreciated using the straight-line method over estimated economic lives of three to 40 years. Upon disposal of assets depreciated on a group basis, cost less salvage is charged to accumulated depreciation.

Depletion of mines is computed on the basis of an overall unit rate applied to the pounds of principal products sold from mine production. Mine exploration costs and development costs to enhance reserve calculations are charged to operations as incurred.

Values for mining properties represent the Company’s 50% interest in property, plant and equipment. Property, plant and equipment consists of mill, machinery, tailings facility, mining equipment and camp. No intangible items are capitalized in the carrying value of property, plant and equipment. The Company reviews its long-lived assets to be held and used whenever events or circumstances indicate that the carrying value of those assets may not be recoverable. An impairment loss is recognized when the carrying amount of the asset exceeds fair market value.

Claims and option interests

Exploration and evaluation costs are expenses as incurred.

The Company is currently exploring and evaluating a number of claims and has option interests in a number of properties. All exploration and evaluation expenditures incurred on these claims and option interests are charged to operations until it is determined that the property has economically recoverable mineral reserves. Upon determination of economic recoverable mineral reserves, costs are capitalized by area of interest and depleted on a units of production basis after commencement of mining.

Stock based compensation

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"), and SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, defines a fair-value-based method of accounting for stock-based employee compensation and transactions in which an entity issues its equity instruments to acquire goods or services from non-employees, and encourages but does not require companies to record compensation cost for stock-based employee compensation at fair value. The Company has chosen to account for stock-based employee compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for stock options is measured for the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

Comprehensive income

SFAS No. 130, "Reporting Comprehensive Income", requires companies to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.

Earnings per share

Basic income (loss) per share is computed by dividing income (loss) applicable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted income (loss) per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company, unless the effect is to reduce a loss or increase earnings per share.

Impairment

Management assesses the carrying value of assets held for sale, mineral claims, and property and equipment for impairment when circumstances warrant such a review.

Generally, assets to be used in operations are considered impaired if the sum of expected undiscounted future cash flows is less than the assets' carrying values. If impairment is indicated, the loss is measured based on the amounts by which the assets' carrying values exceed their fair values. The company has no assets considered impaired.

Foreign exchange translation

The operations of the company’s foreign subsidiaries are translated into Canadian dollars as follows: monetary assets and liabilities at the rates of exchange prevailing at the balance sheet date; other assets and liabilities at the applicable historical exchange rates; and revenues and expenses at the average rate of exchange for the year, except for non-monetary expenses which are at the rates used for the translation of the related assets. Unrealized gains and losses on translation are included in comprehensive income.

Flow-Through Shares

Under FAS 109 the proceeds from issuance should be allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares. A liability is recognized for this difference. The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense is the difference between the amount of the deferred tax liability and the liability recognized on issuance.

page 87
3	Recent Accounting Pronouncements

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 141 – “Business Combinations”, and SFAS No. 142 – “Goodwill and Other Intangible Assets”. The adoption of these standards had no effect on the Company’s financial position, results of operations or liquidity in 2002.

Effective January 1, 2002, the Company adopted SFAS No. 144 – “Accounting for Impairment or Disposal of Long-Lived Assets”. This standard establishes a single accounting model for the impairment of long-lived assets to be held and used, or to be disposed of by sale or abandonment, and broadens the definition of discontinued operations. The adoption of this standard had no effect on the Company’s accounting for impairment and disposal of long-lived assets.

In April 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 145 – “Rescission of FASB Statements No. 4, 44 and 64, Amendment of SFAS No. 13 and Technical Corrections”. The Company will apply SFAS No. 145 in 2003. It is not expected that the implementation of SFAS will have a significant impact on the Company’s financial position or results of operations.

4	Deposits

Deposits represent an amount receivable of $100,000 (Dec 31, 2002 - $100,000) and bonds of $14,500 (Dec 31, 2002 - $14,500) relating to reclamation permits issued on various mineral properties held by the company. An irrevocable letter of credit issued by a Canadian chartered bank has been issued as collateral for the amount receivable.

5	Property, plant and equipment
	March 31, 2003 $	December 31, 2002 $
Mine property, plant and equipment	794,827	794,827
Other equipment Other equipment	117,120	109,551
	911,947	904,378
Less: accumulated depreciation	(95,701)	(93,447)
	816,246	810,931
page 88
6	Investment in joint venture

The company has entered into a joint venture with Jipangu for the operation of the Blackdome Mine near Clinton, British Columbia, Canada. The company has been appointed operator of the joint venture agreement and, in that capacity, is entitled to management fees equal to 7% of the operating costs.

During the quarter ended March 31, 2003 and the year ended December 31, 2002, Jipangu advanced funds to the company to allow for continued care and maintenance of the mine.

The consolidated financial statements include the company’s 50% interest in the corporate joint venture as follows:

	March 31, 2003 $	December 31, 2002 $
Current assets	(95)	2,865
Long-term assets	804,827	772,346
Current liabilities	-	12,351
Long-term liabilities	100,000	100,000
Expenses	7,398	68,138
Cash flows from operating activities	(7,338)	(52,300)
Cash flows from financing activities	6,478	121,099
Cash flows from investing activities	-	(65,946)

7

Claims and option interests

a) Zenda claim and option interest

The Company has a 100% interest in the Zenda Gold Mine located near Bakersfield, California. The agreement requires the Company to issue to the vendors a maximum of 2,050,000 common shares, of which 1,000,000 common shares have been issued. Under the terms of the agreement, the vendors are the operator and, upon the raising of financing by the Company, are required to construct the facility. The vendors can earn up to an additional 550,000 shares dependant upon completing the facility at various cost levels compared to the approved capital cost budget. The final 500,000 shares will be issued when the Company recovers its pre-production expenses.

The vendors retain a 25% net profits interest after capital payback to the Company and a 5% net smelter royalty (“NSR”) is payable to underlying interests.

b) Golden Trend claim interest

Golden Trend consists of 111 unpatented mining claims in Eureka County, Nevada. Of the 111 claims, 90 are subject to a 3% NSR of which 2% may be purchased. The Company must pay US $10,000 each year as an advance payment on the NSR.

d) Callaghan claim and option interest

Callaghan consists of a lease agreement with an option to purchase the ten unpatented claims of the Callaghan property in Lander County, Nevada. The claims are subject to a 3% NSR (net of federal and state royalties) of which 2% can be purchased. The company made an advance minimum royalty (“AMR”) payment of $8,470 upon signing the agreement. Advance minimum royalty payments are US$5,000 in year two and three, US$20,000 in year four, and US$25,000 in year five and thereafter. The Company has an option to purchase 100% of the property for US$20,000 after total expenditures of US$500,000. The agreement includes 50 unpatented mining claims staked by the Company adjacent to the original ten. The agreement grants all mineral and mining rights to the property for a ten-year term, which is renewable for additional ten-year terms.

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e) RC claim and option interest

On May 23, 2002, the Company entered into a lease agreement with an option to purchase the twenty unpatented claims of the RC Project, an early stage gold exploration project located in Elko County, Nevada. The agreement with the optionor includes forty-one unpatented mining claims staked by the Company adjacent to the original twenty. The agreement grants all mineral and mining rights to the property for a ten-year term, which is renewable for additional ten-year terms. The Company made a royalty payment of US $8,470 upon signing the agreement and is to make additional AMR payments of US$10,000 in years two, US$15,000 in years three, US$20,000 in year four, and US$30,000 in year five and each subsequent year to maintain the agreement. The Company issued 20,000 shares upon signing the agreement and is to issue an additional 30,000 shares at the first anniversary of the lease. Following the cumulative expenditure of US$500,000, the Company has an option to purchase 100% of the property, subject to royalty payments, for US$20,000. A three percent Net Smelter Royalty interest is retained by the optionor, of which two percentage points are purchasable by the Company for US$1,000,000 per percentage point. The AMR payments are deductible from any production royalties that might be payable to the optionor, as are any federal and state royalties.

f) HC option interest

On May 23, 2002, the Company entered into a lease agreement with an option to purchase the twenty unpatented claims of the HC Project, an early stage gold exploration project located in Eureka County, Nevada. The agreement with the optionor includes thirty unpatented mining claims staked by the Company adjacent to the original twenty. The agreement grants all mineral and mining rights to the property for a ten-year term, which is renewable for additional ten-year terms. The Company made a royalty payment of US $8,470 upon signing the agreement and is to make additional AMR payments of US$10,000 in years two, US$15,000 in years three, US$20,000 in year four, and US$30,000 in year five and each subsequent year to maintain the agreement. The Company issued 20,000 shares upon signing the agreement and is to issue an additional 30,000 shares at the first anniversary of the lease. Following the cumulative expenditure of US$500,000, the Company has an option to purchase 100% of the property, subject to royalty payments, for US$20,000. A three percent Net Smelter Royalty interest is retained by KM, of which two percentage points are purchasable by the Company for US$1,000,000 per percentage point. The AMR payments are deductible from any production royalties that might be payable to the optionor, as are any federal and state royalties.

g) Elizabeth claim and option interest

On May 23, 2002, the Company entered into option-to-purchase agreements for the four crown granted mineral claims known as the “Elizabeth Property” and for surrounding mineral claims known as the “Blue Claims” in the Lillooet Mining District, British Columbia, Canada. In October 2002, the Company staked an additional 24 mineral claims. Collectively, the claims are referred to as the “Elizabeth Project.” The property is an early-stage exploration project, located roughly 35 kilometres northeast of the former gold mining town of Bralorne and 30 kilometres south of the company’s Blackdome Gold Mine.

With respect to the Elizabeth property, the Company made a payment of $10,000 upon signing the agreement and issued 50,000 common shares. To maintain the option, the Company is to make an additional cash payment of $5,000 at the first anniversary of the agreement, issue 50,000 common shares at the first anniversary of the agreement, 50,000 shares upon the exercise of the option and 50,000 common shares upon the commencement of production. As well, beginning at the second anniversary of the agreement, the Company is to make AMR payments of $10,000 per year, which are deductible from any production royalties. The agreement includes a $500,000 exploration work commitment wherein $200,000 is to be completed by December 31, 2003, $150,000 by December 31, 2004, and $150,000 by December 31, 2005. The optionors retain a four percent NSR interest, of which two percentage points are purchasable by the Company for $1,000,000 per percentage point.

With respect to the Blue claims, the Company made a payment of $2,000 upon signing the agreement and issued 20,000 common shares. To maintain the option, the Company must issue 30,000 common shares at the first anniversary of the agreement and 50,000 shares upon the exercise of the option. As well, beginning at the first anniversary of the agreement, the Company is to make AMR payments of $5,000 per year, which are deductible from any production royalties. The agreement includes a $500,000 exploration work commitment wherein $50,000 is to be completed by December 31, 2003, $150,000 by December 31, 2004, $150,000 by December 31, 2005 and $150,000 by December 31, 2006. The optionor retains a three percent NSR, of which two percentage points are purchasable by the Company for $1,000,000 per percentage point.

In addition to the above terms, to complete the exercise of both option agreements, the Company must complete a feasibility study prepared by an independent mining engineer.

h) Blackdome South claim interest

During the late spring and summer of 2002, the Company staked a total of 341 mineral claim units contiguous to the south of the Blackdome Gold Mine project in the Clinton mining division of British Columbia. These new claims have been named the “Blackdome South” project and are held 100% by the Company.

i) Truax claim interest

In October of 2002, the Company staked a total of 94 mineral claim units contiguous with the historic Bridge River Mining Camp in the Lillooet mining division of British Columbia. These new claims are 100 % held by the Company

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8

Shareholder loans

During the quarter ended March 31, 2003, shareholder loans in the amount of nil (Dec 31, 2002 - $188,222) were made to the company from Jipangu. Loans for $70,000 and $60,000 bear interest at a rate of 7.0% per annum accruing a total of $1,607 during the quarter ($2,323 during 2002). The balance of the loan amount is non-interest bearing. The loans are unsecured and have no fixed repayment terms. During the quarter, nil was received from Jipangu (Dec 31, 2002 - $168,432). During the quarter, the shareholder loan was reduced by $4,148 (Dec 31, 2002 - 86,741) representing Jipangu’s 50% interest in the Blackdome operation.

Deemed interest at 7.0% is accrued and expensed on the non-interest bearing portion of the shareholder loans.

9

Commitments

Effective August 31, 2002, the company entered into an amended lease agreement for office space for a one year period expiring August 31, 2003. The company has also committed to certain operating leases for the rental of a vehicle. The future minimum lease payments required under these lease agreements are:

Year	Office $	Vehicles $
2003	14,995	2,560
10

Stock options and warrants outstanding

The company has no formalized stock option plan. The following table summarizes information about the options at December 31, 2002 and 2001 and the changes for the years then ended:

	Mar 2003		Dec 2002
	Number of shares	Weighted Average Exercise Price $	Number of shares	Weighted Average Exercise Price $
Options outstanding -
Beginning of year	2,155,000	0.20	1,825,000	0.20
Granted	700,000	0.70	600,000	0.37
Exercised	(5,000)	0.20	(270,000)	0.20
Forfeited	-	-	-	-
Expired	(75,000)	-	-	-
Options outstanding -
End of year	2,775,000	0.35	2,155,000	0.25

The following table summarizes information about stock options outstanding and exercisable at March 31, 2003:

Exercise price $	Options outstanding	Weighted average remaining contracted life (years)
0.20	1,700,000	3.35
0.28	150,000	3.85
0.50	225,000	1.03
0.70	700,000	4.79
	2,775,500	3.55

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Stock based compensation

SFAS No. 123 “Accounting for Stock-Based Compensation” contains a fair value-based method for valuing stock based compensation. Management accounts for options under Accounting Principles Board (“APB”) No. 25 “Accounting for Stock Issued to Employees”, under which no compensation is recognized in connection with options granted to employees and directors except if options are granted at a exercise price below the market price of the underlying stock. The company recognizes compensation expense on all options granted to contractors.

For the period ended March 31, 2003, the fair value of each option granted to employees and directors has been estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free rate of 3.20%; dividend yield 0%; volatility of 133%; and 4.79 years of expected lives (weighted average term to maturity). The weighted average fair value of options granted as of March 31, 2003 is $0.39.

Had compensation expense been recognized on the basis of fair value pursuant to SFAS No. 123, loss for the year and loss per share would have been as follows:

March 31, 2003 $	Dec 31, 2002 $
Loss for the year (as reported)	(159,360)	(1,209,891)
Pro-forma	(434,459)	(1,260,976)

Basic loss per share (as reported)	(0.005)	(0.04)
Pro-forma	(0.01)	(0.04)

The following table summarizes information about warrants outstanding and exercisable at March 31, 2003:

Share purchase warrants
	Number of warrants	Mar 2002 Weighted Average Exercise Price $	Number of Warrants	Dec 2002 Weighted Average Exercise Price $
Warrants outstanding -	3,640,166	0.44	-
Beginning of year
Granted	-	-	3,740,166	0.45
Exercised	-	-	(100,000)	0.50
Expired	-	-	-	-
Warrants outstanding -
End of year	3,640,166	0.44	3,640,166	0.44

The following table summarizes weighted average information about warrants outstanding and exercisable at March 31, 2003:

Exercise price $	Warrants outstanding	Weighted average remaining contracted life (years)
0.30	1,030,167	1.04
0.50	2,609,999	1.41
	3,640,166	1.30

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11	Related party transactions During the quarter ended March 31, 2003, fees totaling $10,550 (Dec 31, 2002 - $90,999) were paid to officers of the company.
12	Segmented financial information

The company operates in two segments: the care and maintenance of the Blackdome Mine in Canada and the exploration and development of gold properties in Canada and the USA.

	Blackdome Mine $	Exploration in Canada $	Exploration in USA $	Corporate office $	Total $
March 31, 2003
Loss for the period	7,398	4,786	-	144,176	156,360
Total assets	905,132	-	(6,732)	582,793	1,481,193
Capital assets	794,827	-	-	21,419	816,246
Capital expenditures	-	-	-	7,568	7,568
Amortization	-	-	-	2,253	2,253

December 31, 2002
Loss for the year	44,224	576,323	11,951	577,393	1,209,891
Total assets	905,536	-	981	287,720	1,194,237
Capital assets	794,827	-	-	16,104	810,931
Capital expenditures	32,481	-	-	1,157	33,638
Amortization	-	-	-	7,256	7,256
13	Supplementary cash flow information During the years ended December 31, 2002 and 2002, the company conducted non-cash operating, investing and financing activities as follows:

	March 2003 $	Dec 2002 $
Non-cash financing activities
Shares issued for property	-	45,100

Interest paid during the years ended December 31, 2002 and 2001 was as follows:
	March 2003 $	Dec 2002 $
Interest paid	-	2,825

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14	Comprehensive income The company has the following comprehensive income:

	March 2003 $	Dec 2002 $
Unrealized foreign exchange gain (loss)	(933)	(3,055)

15

Risk

The company has $470,267 (Dec 31, 2002 – $175,000) of cash at financial institutions in excess of insured limits. The company is exposed to foreign exchange risk pertaining to its U.S. exploration and evaluation programs.

16	Subsequent events

a) Subsequent to March 31, 2003, 20,000 options were exercised at a price of $0.20 each for total proceeds of $4,000.

b) Subsequent to March 31, 2003, on May 26, 2003, the Company issued 140,000 shares at a deemed price of $0.26 per share in accordance with claim and option interest agreements.

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Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

J-Pacific Gold Inc.
(Registrant)

_/s/ Nicholas T. Ferris
(Signature)
Nicholas T. Ferris
President

Date:

July 21, 2003

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